Form 20-F
period 2003-03-31
TRANSCO PLC
filed 2003-06-25
CIK 830261

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: March 31, 2003

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:    1-14826

TRANSCO PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

1-3 Strand, London WC2N 5EH, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
6.625% Guaranteed Notes due 2018	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
6.625% Guaranteed Notes due 2018

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

3,944,133,594 Ordinary Shares of 1 2/15 pence each

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes           No

     Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17           Item 18

Back to Contents

Transco plc

Annual Report and Accounts 2002/03

Transco

Back to Contents

Financial highlights

Group turnover £3,037m	Operating profit £936m Adjusted* £790m Basic * Excludes impact of exceptional items	Net cash inflow from operating activities £1,454m Adjusted* £1,319m Basic * Excludes impact of exceptional items

Contents		22	Group Profit and Loss Account
02	Chairman’s Statement	22	Group Statement of Total Recognised Gains and Losses
03	Business Review	23	Balance Sheets
07	Board of Directors	24	Group Cash Flow Statement
08	Operating and Financial Review	25	Notes to the Accounts
16	Risk Factors	51	Five Year Financial Record
17	Directors’ Report	53	Glossary of Terms
	General Information	54	Definitions
19	Independent Auditors’ Report	55	Investor Information
	to the Members of Transco plc	58	Cross Reference to Form 20-F
20	Accounting Policies

Cautionary statement
This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond Transco’s ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic	conditions, currency fluctuations, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this document include the ability to integrate Transco plc successfully within National Grid Transco or to realise synergies from such integration or the failure to retain key management, unseasonal weather impacting on demand for gas, the timing of amendments in prices to shippers in the UK gas market, the performance of the Lattice Group Pension

Scheme, of which the substantial majority of Transco’s employees are members, and the regulatory treatment of pension costs. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors please see Transco’s filings with the United States Securities and Exchange Commission (and in particular the ‘Risk Factors’ and ‘Operating and Financial Review’ sections of this document). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Transco does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of publication of this document.

Back to Contents

Chairman’s Statement

Merger of National Grid and Lattice
Following the merger last October of National Grid and Lattice, two groups which already had world-leading reputations for operating complex energy networks, Transco is now part of the largest investor-owned utility in the UK and one of the largest worldwide.

As a major subsidiary within National Grid Transco, we have a key role to play in delivering the vision set out by National Grid Transco of developing a modern, progressive, forward-looking company that benefits all our stakeholders. This means continuing to operate and grow a safe and reliable gas transmission and distribution business. We do so with the conviction that ever-greater levels of safety and efficiency, coupled with high service standards, can be achieved through applied technology and innovation. In addition, under well-designed regulatory incentives, such gains benefit shareholders and consumers alike. Delivering this vision also provides a safely-managed and stimulating environment for all our employees.

Operating and financial performance
Our operating and financial performance during the year ended 31 March 2003 was in line with our expectations for the first year of Transco’s new regulatory contract.

With Transco delivering over 40% of Britain’s primary energy, the foundation for value creation must always be the integrity of its operations. That is why we set so much store by the related performance standards and during 2002/03 we exceeded all emergency services standards set by our regulator.

We continue to undertake major investment in maintaining the gas distribution infrastructure, in particular, replacing metallic pipes to ensure we deliver gas safely. Transco has successfully completed its demanding programme to replace 1,500 miles of medium pressure mains made of ductile iron. We have also commenced a long-term programme to replace all metallic mains within 30 metres of buildings with modern polyethylene pipes that should reduce further the risk of gas leaks from the system.

It is against this background that we deeply regret that three members of the public died as a result of gas explosions associated with Transco’s operations during the year. Whenever such events occur it is important to understand the reasons and therefore we always cooperate fully with the relevant authorities in their investigations and apply any lessons to be learned as soon as possible.

During the year turnover increased by £57 million to £3,037 million and operating profit before exceptional items was marginally lower at £936 million. Replacement expenditure, which is fully expensed for accounting purposes, increased by £37 million to £405 million. For regulatory purposes, half the costs are allowed in current revenues and half are added to the regulatory asset base.

Significant progress has been made with the restructuring programme announced last year, with the number of permanent employees having been reduced by approximately 1,700 since 1 April 2002.

Accordingly, we met our target of reducing the month-by-month profile of operating expenditure to the level assumed by Ofgem by March 2003. This represented a real terms reduction in excess of 6% and we remain confident of outperforming over the remaining four years of the price control period.

Our performance under the new repex incentive mechanism has been encouraging and we have earned an estimated £15 million in the first year. There was also a strong performance under the new System Operator incentive regime in gas transmission.

Competition in the gas metering services market continues to develop in the UK. This will inevitably lead to a steady decline in Transco’s regulated metering business, but we are confident that we can successfully manage the asset stranding risk.

Transco people
None of this year’s achievements would have been possible without the skills, dedication and enthusiasm of Transco people. I would therefore like to extend my thanks to all our employees for their commitment to delivering our success and willingness to embrace change.

The year has seen a number of changes to the Board. Transco is fortunate in having a strong and committed team of Directors, which has been further strengthened by the appointment of Steve Holliday as Chief Executive and Mark Fairbairn as Chief Operating Officer. Rob Verrion has decided to retire later this year after an exceptional career within the industry. I am grateful to him and all the Directors who have served during the year.

Regulatory and strategic developments
Separation of Transco’s distribution price control by network is well advanced and Ofgem has recently published its final proposals. We are also in detailed discussions with Ofgem on the many regulatory issues associated with the separation and potential sale of individual networks. We expect Ofgem to publish a consultation document on these issues within the next month. However, the process of separation and sale will require extensive consultations across the gas industry, including with the HSE, which are likely to take many months to complete. National Grid Transco is committed to retaining a significant presence in the UK gas distribution business but will consider the sale of one or more individual networks if this maximises shareholder value.

Outlook
Transco’s overriding priority remains to deliver its regulatory contract whilst maintaining the drive for continuous improvement in safety, reliability and service standards, thereby securing a fair return for shareholders on Transco’s increasing regulatory value. We have made good progress in the first year of the new regulatory contract and have made a significant contribution to delivering merger savings from the integration of National Grid Transco.

Roger Urwin Chairman

Back to Contents

Business Review

Introduction
Overview of Transco
Transco is a part of National Grid Transco, an international energy delivery business.

Transco owns, operates and develops Britain’s natural gas transmission and distribution systems, which deliver gas to around 21 million consumers.

Our business is organised into three segments:

•	UK gas distribution, which comprises Transco’s local transmission and distribution pipeline business in Britain and is organised into eight regional Networks;

•	UK gas transmission, which operates the national transmission system (NTS) and which is managed jointly with National Grid Transco’s electricity transmission activities; and

•	other activities, which mainly comprises Transco’s regulated gas metering activities.

History and development of the business
In October 2002, National Grid Group plc merged with Lattice Group plc and was renamed National Grid Transco plc. Lattice was one of the three successor companies to what was formerly British Gas plc. Its principal business was Transco, the owner and operator of the substantial majority of Britain’s gas transportation system.

The UK gas industry was nationalised in 1948 and the British Gas Corporation was established in 1973. British Gas was incorporated as a public limited company in April 1986 and the Government sold substantially all of its shareholding in it to the public in December 1986. In 1997, Centrica, which was then primarily a supplier of gas to end users, was demerged from British Gas which was renamed BG. BG retained the gas transportation and storage businesses, the majority of the exploration and production as well as the international downstream and a number of smaller businesses. In December 1999, BG completed a financial and restructuring programme which resulted in the creation of a new parent company, BG Group, and involved separating its UK regulated business, Transco, from its other businesses. This created a ‘ring-fence’ around Transco designed to ensure its financial, organisational and managerial independence. In October 2000, Lattice was demerged from BG Group and comprised Transco, together with start-up telecommunications and non-regulated infrastructure services businesses.

Restructuring programme
Prior to the Merger, Transco was in the midst of a restructuring programme designed to meet and, where possible, outperform the regulatory targets set by Ofgem.

Transco embarked on this extensive restructuring programme following settlement of its price control review which took effect in April 2002. Since then, controllable costs have been reduced by 6.3% in real terms and Transco has delivered on its initial target of reducing the monthly profile of operating expenditure down to the corresponding regulatory target by March 2003.

UK gas distribution
Background information
Our UK gas distribution business comprises the majority of Britain’s gas distribution system. The gas distribution system is organised into eight regional Networks and consists of approximately 172,000 miles of high pressure local transmission and lower pressure distribution pipelines. Gas is transported on behalf of approximately 70 active gas ‘shippers’ from the NTS to around 21 million consumers and also to third party pipeline systems. As well as gas transportation, Transco is responsible for the safety, development and maintenance of the transportation system and operates the national gas emergency service.

Regulation
Transco is the holder of a gas transporter licence for England, Wales and Scotland, in respect of its gas distribution, transmission and metering businesses. From 1 April 2002, the UK gas distribution business became subject to a separate five-year price control formula, which is expected to last until March 2007. The formula takes into account, amongst other factors, operating expenditure, replacement expenditure, capital expenditure, cost of capital at a real pre-tax rate of 6.25% and transportation volumes. The price control is structured so that 65% of revenue is fixed and 35% varies with volumes. In addition, pass-through is given in respect of some of the formula rates the Group is liable for and Ofgem’s licence fees. We are currently working with Ofgem on disaggregating the control into a separate control for each Network.

In setting the price control, replacement expenditure costs were divided 50:50 between regulatory capital and regulatory operating expenditure. This ensures that the cost of the iron mains replacement programme does not fall wholly on today’s customers, but is shared with future customers who will also stand to benefit from the further improvements in safety and operational integrity. The regulatory treatment of replacement expenditure contrasts with the accounting treatment where all such costs are expensed (see critical accounting policies – replacement expenditure on page 13.)

The distribution mains replacement incentive scheme provides that if Transco outperforms cost targets then it keeps 33% of the savings as additional allowed revenues, but if it under-performs, it may recover only 50% of its additional expenditure through additional allowed revenues. In 2002/03, Transco generated an estimated additional £15 million of allowed revenues through outperformance of the cost target.

Financial performance
UK gas distribution turnover for the year ended 31 March 2003 was £2,089 million, compared with £2,013 million in 2001/02 and £2,070 million in 2000/01.

UK gas distribution adjusted operating profit for 2002/03 was £554 million, compared with £548 million in 2001/02 and £663 million in 2000/01.

The £6 million increase in adjusted operating profit compared with 2001/02 was mainly a result of the following:

•	colder weather that increased turnover by £10 million;

•	a £26 million reduction in controllable operating costs; and

•	an offsetting £37 million increase in replacement expenditure with the commencement of the long term programme to replace all iron distribution mains within 30 metres of a building (see critical accounting policies – replacement expenditure on page 13).

Principal factors behind the £115 million decrease in adjusted operating profit comparing 2001/02 to 2000/01 were:

•	warmer weather that reduced turnover by £78 million;

•	a £92 million increase in replacement expenditure; and

•	an offsetting £50 million provision for shipper related liabilities in 2000/01.

Operating performance
Gas throughput was 708 TWh in 2002/03 compared to 697 TWh in 2001/02 and 733 TWh in 2000/01. If the weather had corresponded to seasonal normal temperatures, it is estimated that gas throughput would have been 730 TWh in 2002/03 compared to 727 TWh in 2001/02 and 726 TWh in 2000/01.

This Business Review should be read in conjunction with the Operating and Financial review on pages 8 to 15. Adjusted operating profit excludes the impact of exceptional items.

Back to Contents

Business Review continued

While there has been underlying growth of 2.0% in demand from domestic users (2001/02 1.0% demand growth), 2002/03 saw a 1.6% reduction in underlying demand from business and other large users (2001/02 1.0% reduction). This is attributed to higher relative gas prices compared to competing fuels and to the recession in manufacturing.

The Quarterback system, which provides mobile workforce technology to field operations in the eight Networks, is on schedule for roll-out in late summer. Cumulatively to 31 March 2003, £20 million had been spent on this system. In addition, we have implemented in-vehicle technology (VeSAS) to manage the performance and utilisation of our large vehicle fleet and we are undertaking further improvement of our supply chain deliveries by reducing and rationalising our logistics network.

Investment in the network
Capital expenditure on the reinforcement and extension of the gas distribution network was £380 million in 2002/03 compared with £455 million in 2001/02 and £360 million in 2000/01. During 2002/03, 220,000 new connections were made to the gas distribution network and there was a net increase of 60,000 in the number of consumers.

Transco has successfully completed its programme to replace certain medium pressure ductile iron mains and has now commenced the long term programme, agreed with the HSE in 2001, to replace all metallic mains within 30 metres of buildings. This amounts to a potential 57,000 miles of mains. Ofgem has allowed £1.5 billion (in 2000 prices) of investment in the UK gas distribution price control, covering the first five years of the programme.

Fixed assets
The gas distribution system comprises approximately 172,000 miles of high pressure local transmission and lower pressure distribution pipelines. Agreements with landowners or occupiers are only required for those pipes that cross private land, which mainly comprise local transmission mains. These agreements largely comprise perpetual easements or Scottish equivalents. Transco owns the freeholds of the substantial majority of its operational sites where there are larger operational plant and gas storage facilities. Around 80% of office buildings, depots and stores occupied by the UK gas distribution business are leased from another National Grid Transco company, SecondSite Property. Other offices and depots, including Transco’s principal offices at 31 and 35 Homer Road in Solihull, are leased from third parties.

UK gas transmission
Background information
Through the UK gas transmission business, we own and operate the NTS comprising approximately 4,100 miles of high pressure pipeline, six beach terminals and 24 compressor stations, connecting to Transco’s eight distribution Networks and third party independent systems for onward transportation of gas to consumers.

The UK gas transmission business comprises two separately regulated businesses: NTS Transmission Owner and NTS System Operator.

The NTS Transmission Owner (NTS TO) activity involves the ownership and maintenance of the physical assets, developing the system to accommodate growth and changes in gas loads and managing a programme of investment to ensure the long-term reliability of the system.

The NTS System Operator (NTS SO) undertakes a range of activities necessary for the successful delivery in real time of secure, reliable and efficient energy and the balancing of supply and demand. The NTS SO is subject to a number of two-year regulatory incentive schemes.

In February 2003, the UK Government published a White Paper outlining its proposals for future energy policy. This highlights four goals in terms of reducing carbon emissions, maintaining reliability and security of energy supplies, continuing to promote a market-based framework for the energy sector and ensuring affordable warmth for consumers. Gas is acknowledged as continuing to form a large part of the energy mix beyond 2020, and the Government has set an aspirational target of 20% renewables by 2020, as well as aiming for significant increases in energy efficiency.

The White Paper recognises the importance of robust and flexible infrastructure for the transmission and distribution of both gas and electricity to realise the Government’s policy objectives. In the case of gas, the NTS will need to adapt to the growing proportion of gas imports from a variety of landing points and LNG sources. It will further need to do so in a time-scale which will accommodate new patterns of gas transmission in Continental Europe and the UK.

Under the proposed European Directives on electricity and gas liberalisation, July 2004 has been set as the deadline for the introduction of full competition in the industrial and commercial sectors of Europe’s gas and electricity markets; and

July 2007, as the deadline for full domestic competition. Another draft Directive proposes common standards relating to the security of gas supplies and coordination of emergency arrangements in the event of a supply shock. Work on contingency planning in the event of such incidents in the UK has already taken place.

Regulation
The UK gas transmission business is undertaken under the terms of Transco’s gas transporter licence. From 1 April 2002, the UK gas transmission business became subject to two separate five-year price control formulae in respect of its TO and SO activities. The formulae, which are expected to last until March 2007, take into account, amongst other factors, operating expenditure, capital expenditure, cost of capital at a real pre-tax rate of 6.25% and transportation volumes. In addition, pass-through is given in respect of formula rates and Ofgem’s licence fees attributable to the gas transmission business.

The NTS SO price control includes a series of incentive arrangements such that if performance exceeds the targets set in the Licence, Transco retains a share of the benefits, and vice versa. The incentives primarily cover the costs of managing capacity constraints, the costs of purchasing shrinkage gas and Transco’s own operating costs. Investment incentives are also included in the Licence and are expected to increase in significance over time.

Financial performance
UK gas transmission turnover for the year ended 31 March 2003 was £567 million, compared with £528 million in 2001/02 and £501 million in 2000/01.

UK gas transmission adjusted operating profit for 2002/03 was £274 million, compared with £238 million in 2001/02 and £227 million in 2000/01.

The £36 million increase in adjusted operating profit in 2002/03 was mainly a result of higher income from system entry capacity auctions.

The £11 million increase in adjusted operating profit comparing 2001/02 to 2000/01 was largely due to higher income from system entry capacity auctions partly offset by an increase in the price of gas used in operating the system.

Operating performance
The winter of 2002/03 saw the highest demand for gas ever recorded, with a record 450 mcm on 7 January 2003. This compared with the previous peak recorded on 2 January 2002 of 427 mcm.

Back to Contents

There has been an increase in 2002/03 of more than 17% in the mean time between compressor failures, building on the 27% increase achieved in 2001/02. We have also reduced by a third the time compressors are taken out of service by improving the efficiency with which maintenance is carried out or enhancements made.

Investment in the network
Capital investment on the reinforcement and extension of the NTS in 2002/03 was £182 million, compared with £239 million in 2001/02 and £228 million in 2000/01.

Fixed assets
The NTS comprises approximately 4,100 miles of steel pipeline. Transco’s interest in these pipelines is legally protected, although the legal protection is slightly different in Scotland from that in England and Wales.

In England and Wales, Transco’s interest is legally protected by both private easements entered into with third party landowners, and by statutory rights. 99% of all associated sites are owned outright via a freehold purchase process, with the remainder covered by long-term leasing arrangements.

In Scotland, Transco’s interest is protected by deeds of servitude as well as statutory rights. 95% of all associated sites are owned outright through a disposition purchase process. The remaining sites are owned through a feudal disposition where an outright purchase has been made but the previous owner retains specified rights, for example, mineral or forestry rights.

Transco has three Commercial Lettings, at St Fergus to Shell and Mobil, and at Theddlethorpe to ConocoPhillips. Any land issues impacting on normal agricultural activity local to pipelines and their associated easement or servitude are covered by national agreements with the National Farmers Union and Countryside Landowners Business Associations of England and Scotland.

Other businesses
Metering
Our UK Metering business owns and operates Transco’s 21 million gas meters, providing services to gas shippers, including British Gas. It also provides meter reading services to Transco’s UK gas distribution business and to some gas shippers.

The major focus during 2002/03 has been to respond to the challenges of competition, which is developing in the UK gas metering market. Currently, nearly all Britain’s approximately 20 million domestic gas meters are owned by Transco, which receives revenue regulated under its price control. In the competitive market, newly installed meters are provided by or on behalf of, the metering companies that install them.

British Gas, which accounts for around two-thirds of the UK domestic gas metering market, has announced that it will be progressively moving away from Transco as its metering services provider. In January 2003, National Grid Transco, Transco’s parent company, announced that it had been awarded a five-year contract with British Gas to provide competitive metering services for around 11 million consumers. This contract will be undertaken by a fellow subsidiary undertaking of National Grid Transco.

Financial performance
The adjusted operating profit for the year ended 31 March 2003 was £108 million, compared with £154 million in 2001/02 and £160 million in 2000/01.

The reduction in adjusted operating profit of £46 million compared to 2001/02 is due to a reduction in prices. The £6 million reduction in adjusted operating profit comparing 2001/02 to 2000/01 is a result of higher depreciation following an asset life review offset by increased turnover.

Safety
We believe that safety is paramount, and we strive to safeguard the public in all we do. We keep our approach to safe working under continuous review. We continue to invest significant capital resources in maintaining the gas distribution infrastructure in the UK. Our long term programme aimed at replacing metallic mains with modern polyethylene pipes should reduce further the risk of gas leaks from the network. We also make significant resources available to the public to explain the risks associated with gas to ensure the public uses it safely.

Despite our best efforts, regrettably three members of the public died as a result of gas explosions associated with Transco’s operations during the year. The verdict at the inquest into the explosion at Clitheroe on 1 April 2002 in which one person died was one of accidental death. On 3 October 2002, an explosion at West Bridgford, Nottingham resulted in the deaths of two people. HSE investigations are continuing.

In December 2002, an explosion occurred at a property in Hedgerly injuring one person. In January 2003, an explosion damaged a property in Chipping Norton.

As a result of a fatal accident at Larkhall, Lanarkshire in December 1999 in which four people died, the Company has been served with proceedings alleging breach of section 3 of the Health and Safety at Work Act 1974.

Environment
Contaminated land
Transco has inherited a portfolio of potentially contaminated land. This contamination has mainly arisen from the historic manufacture of gas from coal and oil. The sites of former manufactured gas plants can sometimes have a complex mix of contamination dating back to the 19th century.

SecondSite Property manages this portfolio of land on our behalf, applying a rigorous approach to the identification, assessment, control and remediation of these sites. We continue to give priority to addressing statutory obligations on our sites and seek agreement with environmental regulators on standards and timetables.

Climate change
We actively manage our activities to reduce their impact on climate change. Across our operations the largest source of greenhouse gas emissions is methane leakage from the Transco distribution network. Most leakage is associated with the joints on older cast iron parts of the low pressure gas network. Cast iron currently makes up 37% of the distribution system and, as this pipe is replaced by polyethylene, the level of methane emissions will be gradually reduced.

Our people
Following the Merger, National Grid Transco has reviewed its Human Resources policies and condensed them into a high level statement. This statement is being applied throughout National Grid Transco, including Transco. National Grid Transco and Transco aim to foster a learning environment where all group employees can realise their full potential. We are updating our procedures in line with the high level statement to cover the areas of Diversity, Learning & Development, Performance Management, Reward Framework, Recruitment & Selection, Flexible Working and Employee Procedures. Whilst achieving the standards set in the high level statement, these procedures will reflect local cultures and practices.

We have established, through e-mails, intranets, cascade briefings and in-house magazines, effective methods for communicating with employees on matters of concern to them. Regular consultation with staff and their trade union representatives takes place using both formal and informal mechanisms.

Back to Contents

Business Review continued

Restructuring our business
Prior to the Merger, Transco was undergoing substantial restructuring. Consistent with our restructuring programme, we wish to ensure we have the right number of people to deliver our business in the long term. Throughout this process, we have consulted with trade union representatives and our employees and we aim wherever possible to achieve redundancies through early retirement or voluntarily.

Ethical standards
We are currently updating the UK Code of Conduct which documents our employees’ responsibilities with regard to ethical and legal issues. We provide our employees with a confidential helpline through which they can discuss any concerns or report behaviour that does not align with our standards.

Equality and diversity
We are committed to being an equal opportunity employer, encouraging diversity and avoiding any discrimination on the grounds of race, colour, religion, political opinion, nationality, gender, disability, sexual orientation, age, social status and origin, indigenous status or other status unrelated to the individual’s ability to perform his or her work.

We are currently considering the reporting processes that will enable us to ensure our approach to equality and diversity is operating in practice.

Employee share ownership
National Grid Transco, Transco’s ultimate parent company, encourages share ownership among its employees as a means of aligning employee and shareholder objectives. National Grid Transco operates a Sharesave Scheme in the UK in which the majority of Transco employees participate.

Back to Contents

Board of Directors

Roger Urwin (57)
Chairman
Appointed a Director of the Company in October 2002 and is also Group Chief Executive of National Grid Transco. He was previously Chief Executive of London Electricity plc and prior to this he held a number of appointments within the Central Electricity Generating Board before joining the Midlands Electricity Board as Director of Engineering. He is a Non-executive Director of The Special Utilities Investment Trust PLC and is a Fellow of the Royal Academy of Engineering.

Steve Holliday (46)
Chief Executive
Appointed a Director of the Company in October 2002 and Chief Executive on 28 April 2003. He is also Executive Director of National Grid Transco responsible for the Group’s UK gas distribution business. He was formerly an Executive Director of British Borneo Oil and Gas. Prior to this he spent nineteen years with the Exxon Group, where he held senior positions in business development and areas such as refining and shipping. His international experience includes a four-year spell in the US and has also worked developing business opportunities in countries as diverse as Russia, Australia, Japan, Brazil and China.

Rob Verrion (50)
Chief Operating Officer
He joined the British Gas Corporation in 1982 and held a number of posts in finance, new business development and operations. In 1992 he was appointed the first Managing Director of MetroGas. He returned to the UK in 1996 joining Transco as a Director and was appointed Finance Director of that business in July 1999. He was appointed Chief Operating Officer of Transco in November 2001 and following the resignation of Colin Matthews was acting Chief Executive until the appointment of Steve Holliday.

Colin Buck (53)
Finance Director
Appointed a director of Transco in October 2002 and is responsible for all financial aspects and Corporate Governance issues within Transco. He joined National Grid in 1990 and held a number of posts in finance; he was appointed Finance Director of National Grid Company plc in January 2001 before moving to his current position.

Steve Lucas (49)
Executive Director
A Chartered Accountant he worked in private practice in the City of London until 1983, specialising in corporate tax. He then joined Shell International Petroleum Company, occupying a number of finance management positions and Treasury roles. Moving to British Gas in 1994, he was appointed Treasurer of BG Group in December 1998 and a Director of Transco in December 1999. He was appointed to the Lattice Group Board as Executive Director, Finance in September 2000 and on the merger with National Grid in October 2002 was appointed Group Finance Director of National Grid Transco.

Jim O’Sullivan (43)
Engineering and Safety Director
Appointed a director of the Company in October 2002 he has over 15 years’ experience in safety sensitive roles in the aviation industry with particular knowledge of engineering governance, design processes, project control and quality assurance. He joined Transco in September 2002 from British Airways where his latter roles included Technical and Quality Director, Maintenance and Engineering Manager for Concorde and leading the Boeing 777 project in the USA.

Tony Wray (41)
Commercial Director
He joined British Gas in 1983 and held a number of posts in operational, support and project management roles developing systems, processes and organisation in line with the deregulated gas supply market. In 1996 he was appointed Transco Programme Manager for the introduction of competition in the domestic gas supply sector and in 1998 became General Manager, Support Services. He was appointed a Director of Transco in December 2001 and prior to this he had been head of Asset Management since 1999.

During the period under review the following have resigned as Directors of the Company: Chris Bolt, Colin Matthews, David Rees and John Wybrew.

Changes since 31 March 2003
Rob Verrion resigned as Chief Operating Officer and Director of Transco with effect from 1 June 2003 and was replaced by Mark Fairbairn – Mark joined National Grid in 1989 from BNFL. Within National Grid he held a variety of roles in Asset Management, Systems Operation and, most recently, as Director of Engineering Services. He was instrumental in achieving significant improvements on Safety and Environmental issues within National Grid and was awarded the OBE in 2002 for his services to the Electrical industry in respect of his leadership of the fundamental changes implemented for the introduction of the New Electricity Trading Arrangements (NETA). Tony Wray resigned as Commercial Director and Director of Transco with effect from 6 June 2003.

Alison Kay
Company Secretary
Alison Kay was appointed Company Secretary on 21 October 2002. She is also Company Secretary of National Grid Company plc.

Back to Contents

Directors’ Report and Operating and Financial Review
Operating and Financial Review

Transco’s last reporting period was for the 15 months ended 31 March 2002. For the purpose of this Operating and Financial Review the results for the 12 months ended 31 March 2003 are compared to the 12 months ended 31 March 2002, which are compared to the 12 months ended 31 March 2001. In addition, to comply with US reporting requirements, the results for the 12 months ended 31 March 2002 are compared to the previous audited period, the 12 months ended 31 December 2000. In addition, the results for the 3 months ended 31 March 2001 have been compared to the 3 months ended 31 March 2000.

References to adjusted operating profit are stated before exceptional items. A reconciliation of total operating profit to adjusted operating profit is shown below.

Merger of National Grid and Lattice, including Transco
On 21 October 2002 Lattice, the then parent company of Transco, merged with National Grid to form National Grid Transco. To achieve consistency of reporting in the National Grid Transco group, Transco has adopted revised accounting policies in respect of deferred tax and pensions costs. Prior year comparatives have been restated to reflect these changes. The effect of these restatements is explained in note 1 to the accounts, on page 25.

Under US GAAP, the business combination of National Grid and Lattice must be accounted for as an acquisition by National Grid of Lattice, including Transco, in accordance with acquisition accounting principles (‘purchase accounting’). A discussion of the impact of US GAAP accounting principles is shown below, and details of the principal differences between UK and US GAAP are shown in note 29 to the accounts on page 46.

Segmental reporting
As a result of the Merger, reporting segments have been re-aligned to reflect the management responsibilities and economic characteristics of Transco’s business activities. The choice of segments has also had regard to the level of materiality of some of Transco’s activities and to ensure that the disclosures are not overly detailed.

Segmental information is disclosed in note 2 to the accounts on pages 26 and 27, and a review of the performance of these businesses is contained on pages 3 to 6. Additional financial and performance information relating to the reporting segments is also included in the Business Review.

The segments at 31 March 2003 comprised UK gas distribution, UK gas transmission and other activities.

12 months ended 31 March 2003 compared with the unaudited 12 months ended 31 March 2002

Group turnover
Group turnover for the 12 months ended 31 March 2003, increased by £57 million over the 12 months ended 31 March 2002 to £3,037 million.

Group total operating profit
Group total operating profit fell by £50 million to £790 million, primarily reflecting a £46 million increase in the total exceptional operating charges, from £100 million in the 12 months ended 31 March 2002 to £146 million in the 12 months ended 31 March 2003.

Within group adjusted operating profit, a £36 million increase in the contribution from the UK gas transmission business was offset by a £46 million reduction in contribution from other activities.

Exceptional items
The results for the 12 months ended 31 March 2003 include total net exceptional pre-tax charges of £159 million (£118 million post tax). Pre-tax charges are made up of £146 million of operating exceptional items and £13 million of non-operating exceptional items. These charges comprise:

•	Costs arising from the Merger amounting to £54 million (£45 million post tax);

•	Restructuring costs, principally arising from business related efficiency programmes, amounting to £100 million (£70 million post tax); and

•	Net losses on the disposal of fixed assets amounting to £5 million (£3 million after taxation).

Interest
Net interest fell from £332 million in the 12 months ended 31 March 2002 to £322 million for the 12 months ended31 March 2003 mainly due to an increase in interest receivable.

Taxation
The net tax charge for the 12 months ended 31 March 2003 of £148 million, includes a net credit relating to exceptional items amounting to £41 million. Excluding the exceptional tax items from the tax charge, the effective tax rate for the 12 months ended 31 March 2003 based on profit before taxation and exceptional items was 30.8% compared with the standard corporation tax rate in the UK of 30%. The effective tax rate after taking account of exceptional items was 32.5%. Note 9 to the accounts on page 30 shows a reconciliation of the main components giving rise to the difference between the relevant effective rate and the UK standard corporation tax rate.

Retirement arrangements
The substantial majority of Transco’s employees are members of the Lattice Group Pension Scheme (the Scheme). The Scheme has a defined benefit section, which is effectively closed to new entrants, and a defined contribution section. There are no current plans to merge the Scheme with that of National Grid.

Summary of results

		Unaudited	Unaudited	Unaudited	Unaudited
	12 months	12 months	12 months	3 months	3 months	15 months	12 months
	ended	ended	ended	ended	ended	ended	ended
	31 Mar 2003	31 Mar 2002	31 Mar 2001	31 Mar 2001	31 Mar 2000	31 Mar 2002	31 Dec 2000
		as restated	as restated	as restated	as restated	as restated	as restated
	£m	£m	£m	£m	£m	£m	£m

Group turnover	3,037	2,980	2,975	942	942	3,922	2,975

Total operating profit before exceptional items	936	940	1,050	451	515	1,391	1,114
Exceptional operating items	(146)	(100)	(41)	–	–	(100)	(41)

Total operating profit	790	840	1,009	451	515	1,291	1,073
Exceptional non-operating items	(13)	9	(13)	1	(1)	10	(15)
Net interest	(322)	(332)	(357)	(86)	(89)	(418)	(360)

Profit before tax	455	517	639	366	425	883	698
Tax – excluding exceptional items	(189)	(188)	(223)	(112)	(117)	(300)	(228)
Tax – exceptional items	41	32	8	–	–	32	8

Profit for the financial period	307	361	424	254	308	615	478

Back to Contents

The next actuarial valuation of the Scheme is being carried out as at 31 March 2003. Note 7 to the Accounts on page 29 provides more information on Transco’s retirement arrangements.

Pension accounting
The Group continues to account for pensions under UK GAAP in accordance with Statement of Standard Accounting Practice 24 (SSAP 24). Consistent with that statement, the pension costs charged to the Group by Lattice included an amount for amortisation of pension surpluses.

The Board of National Grid Transco is of the view that, in the light of the performance of the world’s stock markets over the past year, if a formal valuation of the pension fund were conducted, this would in all likelihood reveal a deficit. The continuing recognition of a surplus is incompatible with this position, and until the next formal valuation is undertaken, the decision to suspend the recognition of any further pension surplus has been taken. Consequently, with effect from 1 October 2002, the spreading of the pension surplus in respect of the defined benefit section, based on the last formal actuarial valuation at 31 March 2001, and the crediting of Transco with its share, was suspended.

Total operating profit and net interest include credits of £8 million and £1 million respectively in respect of the recognition of the pension scheme surplus up to 30 September 2002, totalling £9 million (£7 million net of tax). As a result of the suspension of the recognition of any further pension surplus since that date, total operating profit and net interest are reduced and increased by £8 million and £1 million respectively as compared with the ongoing recognition of a surplus. Accordingly, profit after tax is reduced by £7 million.

The Group does not account for pension costs under Financial Reporting Standard 17 ‘Retirement benefits’ (FRS 17), but has provided the required transitional disclosures as shown in note 7 to the accounts on page 29.

Application of UK GAAP accounting policies
There have been no new UK GAAP accounting pronouncements issued during the year that have had any significant impact on the Group.

Accounting policies adopted by Transco that were changed to accord with the accounting policies adopted by National Grid Transco, were deferred taxation and the classification of the interest element of the amortisation of pension surplus in the profit and loss account. Full details of these changes are given in note 1 to the accounts on page 25.

Unaudited 12 months ended 31 March 2002 compared with the unaudited 12 months ended 31 March 2001
Group turnover
Group turnover for the 12 months ended 31 March 2002 increased by £5 million over the 12 months ended 31 March 2001 to £2,980 million.

Group total operating profit
Group total operating profit fell by £169 million to £840 million reflecting a £59 million increase in exceptional operating charges to £100 million in the 12 months ended 31 March 2002 and a £115 million reduction in the contribution from the UK gas distribution business.

Exceptional items
The results for the 12 months ended 31 March 2002 include total net exceptional pre-tax charges of £91 million (£59 million post tax). Pre-tax charges are made up of £100 million of operating exceptional items and £9 million of non-operating exceptional profits. The net charge comprises:

•	Restructuring costs, principally arising from business related efficiency programmes, amounting to £50 million (£39 million post tax);

•	An impairment of LNG storage fixed assets amounting to £50 million (£35 million post tax); and

•	Net profits on the disposal of fixed assets amounting to £9 million (£15 million after taxation).

The results for the 12 months ended 31 March 2001 include total net exceptional pre-tax charges of £54 million (£46 million post tax). Pre-tax charges are made up of £41 million of operating exceptional items and £13 million of non-operating exceptional items. The charge comprises:

•	Demerger costs arising from the Demerger of Lattice from BG in 1999, amounting to £41 million (£32 million post tax); and

•	Net losses on the disposal of fixed assets amounting to £13 million (£14 million after taxation).

Interest
Net interest fell from £357 million in the 12 months ended 31 March 2001 to £332 million for the 12 months ended 31 March 2002, reflecting lower interest rates.

Taxation
The net tax charge for the 12 months ended 31 March 2002 of £156 million includes a net credit relating to exceptional items amounting to £32 million. Excluding the exceptional tax items from the tax charge, the effective tax rate for the 12 months ended 31 March 2002 based on profit before taxation and exceptional items was 30.9% compared with the standard corporation tax rate in the UK of 30%. The effective tax rate after taking account of exceptional items was 30.2%. Note 9 to the accounts on page 30 shows a reconciliation of the main components giving rise to the difference between the relevant effective rate and the UK standard corporation tax rate.

Unaudited 12 months ended 31 March 2002 compared with the 12 months ended 31 December 2000
Group turnover
Group turnover for the 12 months ended 31 March 2002 increased by £5 million over the 12 months ended 31 December 2000 to £2,980 million.

Group total operating profit
Group total operating profit fell by £233 million to £840 million reflecting a £59 million increase in exceptional operating charges to £100 million in the 12 months ended 31 March 2002 and a £111 million reduction in the contribution from the UK gas distribution business.

Exceptional items
The results for the 12 months ended 31 March 2002 include total net exceptional pre-tax charges of £91 million (£59 million post tax). Pre-tax charges are made up of £100 million of operating exceptional items and £9 million of non-operating exceptional profits. The net charge comprises:

•	Restructuring costs, principally arising from business related efficiency programmes, amounting to £50 million (£39 million post tax);

•	An impairment of LNG storage fixed assets amounting to £50 million (£35 million post tax); and

•	Net profits on the disposal of fixed assets amounting to £9 million (£15 million after taxation).

The results for the 12 months ended 31 December 2000 include total net exceptional pre-tax charges of £56 million (£48 million post tax). Pre-tax charges are made up of £41 million of operating exceptional items and £15 million of non-operating exceptional items. The charge comprises:

Back to Contents

Operating and Financial Review continued

•	Demerger costs arising from the Demerger of Lattice from BG in 1999, amounting to £41 million (£32 million post tax); and

Interest
Net interest fell from £89 million in the 3 months ended 31 March 2000 to £86 million for the 3 months ended 31 March 2001.

Taxation
There was no taxation in respect of exceptional items for the 3 months ended 31 March 2001. The effective tax rate for the 3 months ended 31 March 2001 based on profit before taxation and exceptional items was 30.7% compared with the standard corporation tax rate in the UK of 30%. The effective tax rate after taking account of exceptional items was 30.6%.

Liquidity and capital resources
Cash flow
Net cash inflow from operations was £1,319 million in the 12 months ended 31 March 2003, compared with £1,213 million in the 12 months ended 31 March 2002, £1,478 million in the 12 months ended 31 March 2001 and £1,464 million in the 12 months ended 31 December 2000. Included within net cash inflow from operations were exceptional cash outflows of £135 million in the 12 months ended 31 March 2003, compared with £11 million in the 12 months ended 31 March 2002, £4 million in the 12 months ended 31 March 2001 and £4 million in the 12 months ended 31 December 2000.

Net cash inflow from operations was £1,128 million in the 3 months ended 31 March 2001, compared with £1,114 million in the 3 months ended 31 March 2000. Included within net cash inflow from operations were exceptional cash outflows of £1 million in the 3 months ended 31 March 2001, compared with £1 million in the 3 months ended 31 March 2000.

Net cash inflow from operations before exceptional items was £1,454 million in the 12 months ended 31 March 2003, compared with £1,224 million in the 12 months ended 31 March 2002, £1,482 million in the 12 months ended 31 March 2001 and £1,468 million in the 12 months ended 31 December 2000.

Net cash inflow from operations before exceptional items was £1,129 million in the 3 months ended 31 March 2001, compared with £1,115 million in the 3 months ended 31 March 2000.

The increased cash flow from operations before exceptional items in the 12 months ended 31 March 2003 was mainly due to a reduction in working capital. The increased cash flow from operations before exceptional items in the 12 months ended 31 March 2002 was due to a reduction in adjusted operating profits and an increase in working capital.

Exceptional cash flows in the 12 months ended 31 March 2003 relate to cash flows arising from restructuring initiatives, Merger related costs and environmental expenditure. In respect of the 12 months ended 31 March 2002, exceptional cash outflows related to environmental and restructuring costs. In respect of the 12 months ended 31 March 2001, such cash outflows related to environmental costs.

Net payments of interest totalled £309 million in the 12 months ended 31 March 2003, compared with £299 million in the 12 months ended 31 March 2002, £332 million in the 12 months ended 31 March 2001 and £383 million in the 12 months ended 31 December 2000. The reductions in the 12 months ended 31 March 2002 and in the 12 months ended 31 March 2001 are mainly due to falling interest rates.

Net interest cash outflows amounted to £65 million in the 3 months ended 31 March 2001, compared with £116 million in the 3 months ended 31 March 2000. The decrease reflects lower interest rates.

Net corporation tax payments amounted to £62 million in the 12 months ended 31 March 2003, compared with £205 million in the 12 months ended 31 March 2002, £193 million in the 12 months ended 31 March 2001 and £191 million in the 12 months ended 31 December 2000.

Net corporation tax payments in the 12 months ended 31 March 2003 were lower than the 12 months ended 31 March 2002 as a result of the surrender to Transco of Group Relief by other companies in the Lattice group.

Net corporation tax payments amounted to £35 million in the 3 months ended 31 March 2001, compared with £33 million in the 3 months ended 31 March 2000.

Net purchases of tangible fixed assets absorbed cash of £605 million in the 12 months ended 31 March 2003, compared with £756 million in the 12 months ended 31 March 2002, £651 million in the 12 months ended 31 March 2001 and £606 million in the 12 months ended 31 December 2000.

The reduction in net cash outflow in the 12 months ended 31 March 2003 reflects a lower level of investment across all businesses. The increase in net cash outflow in the 12 months ended 31 March 2002 and the 12 months ended 31 March

•	Net losses on the disposal of fixed assets amounting to £15 million (£16 million after taxation).

Interest
Net interest fell from £360 million in the 12 months ended 31 December 2000 to £332 million for the 12 months ended 31 March 2002, reflecting lower interest rates.

Taxation
The net tax charge for the 12 months ended 31 March 2002 of £156 million includes a net credit relating to exceptional items amounting to £32 million. Excluding the exceptional tax items from the tax charge, the effective tax rate for the 12 months ended 31 March 2002 based on profit before taxation and exceptional items was 30.9% compared with the standard corporation tax rate in the UK of 30%.

The effective tax rate after taking account of exceptional items was 30.2%. Note 9 to the accounts on page 30 shows a reconciliation of the main components giving rise to the difference between the relevant effective rate and the UK standard corporation tax rate.

Unaudited three months ended 31 March 2001 compared with the unaudited three months ended 31 March 2000
Group turnover
Group turnover for the 3 months ended 31 March 2001 at £942 million was the same as for the 3 months ended 31 March 2000.

Group total operating profit
 Group total operating profit fell by £64 million to £451 million, reflecting a £40 million reduction in contribution from other activities. There were no exceptional operating charges in either the 3 months ended 31 March 2001 or the 3 months ended 31 March 2000.

Exceptional items
The results for the 3 months ended 31 March 2001 include total net exceptional pre-tax profits of £1 million (£1 million post tax), all non-operating items.

The results for the 3 months ended 31 March 2000 include total net exceptional pre-tax charges of £1 million (£1 million post tax), all non-operating items.

Back to Contents

2001 reflects a higher level of investment in gas distribution and gas transmission.

Net purchases of tangible fixed assets absorbed cash of £153 million in the 3 months ended 31 March 2001, compared with £108 million in the 3 months ended 31 March 2000, reflects a higher level of investment in gas distribution and gas transmission.

Equity shareholders’ funds
 Equity shareholders’ funds increased from £1,586 million at 31 March 2002 to £1,649 million at 31 March 2003. This increase is explained by retained profits for the year amounting to £63 million.

Capital expenditure
Capital expenditure was £646 million in the 12 months ended 31 March 2003, compared with £818 million in the 12 months ended 31 March 2002, £722 million in the 12 months ended 31 March 2001 and £658 million in the 12 months ended 31 December 2000. The reduction in capital expenditure in the 12 months ended 31 March 2003 reflects a lower level of investment across all businesses. The increase in capital expenditure in the 12 months ended 31 March 2002 and the 12 months ended 31 March 2001 reflects a higher level of investment in gas distribution and gas transmission. An analysis of capital expenditure by segment is contained in note 2 on page 27.

Capital expenditure was £147 million in the 3 months ended 31 March 2001, compared with £83 million in the 3 months ended 31 March 2000 reflecting a higher level of investment in gas distribution and gas transmission.

At 31 March 2003, future capital expenditure contracted for but not provided in the accounts amounted to £148 million. It is expected that this capital expenditure commitment will be financed from the Group’s operational cash flow and credit facilities as required.

Net debt and gearing
Net debt fell slightly from £5,177 million at 31 March 2002 to £5,164 million at 31 March 2003. Gearing at 31 March 2003, calculated as net debt at that date expressed as a percentage of net assets shown by the balance sheet, amounted to 76% down from 77% at the start of the year. By comparison, the gearing ratio adjusted for the inclusion of the businesses at their estimated regulatory asset values (‘adjusted gearing ratio’), amounted to 37% at 31 March 2003 down from 39% at the start of the year.

The Group believes that this adjusted ratio is a more relevant measure of ‘gearing’ than one based on book values alone, as the book values do not reflect the economic earning value of those assets.

A reconciliation of the adjustments necessary to calculate adjusted net assets is shown in the table below:

Adjustments to net assets	2003	2002
	£m	£m

Net assets per balance sheet	1,649	1,586

Adjustment for increase in
regulatory values	7,060	6,660

Adjusted net assets	8,709	8,246

An analysis of debt is provided in note 17 to the accounts on page 33, and a reconciliation of the movement in net debt from 1 April 2002 to 31 March 2003 is provided in note 23(c) to the accounts on page 39.

Both short and long-term cash flow forecasts are produced frequently to assist in identifying the liquidity requirements of the Group. These are supplemented by a financial headroom position that is supplied to the Finance Committee of the National Grid Transco Board regularly to demonstrate funding adequacy for at least a 12-month period. The Group also maintains a minimum level of committed facilities in support of that objective.

Credit facilities and unutilised
Commercial Paper and Medium Term
Note Programmes
At 31 March 2003, Transco had a US$1.25 billion Euro Commercial Paper Programme (unutilised); a US$2.5 billion US Commercial Paper Programme (unutilised); a US$0.5 Extendible Commercial Note Programme (unutilised) and a Euro Medium Term Note Programme of €7.0 billion (€2.3 billion unissued).

At 31 March 2003, Transco had £0.62 billion of short term (364 day) committed facilities (undrawn); £0.6 billion of long term committed facilities (undrawn) and £1.1 billion (£0.9 billion undrawn) of uncommitted borrowing facilities.

Treasury policy
The funding and treasury risk management of the Group is carried out on its behalf by a central department operating under policies and guidelines approved by the Board of National Grid Transco. The Finance Committee, a committee of the Board of National Grid Transco, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions, the authority for which may be delegated. The National Grid Transco group has a

Treasury function that raises all of the funding for the National Grid Transco group and manages interest rate and foreign exchange rate risk.

There is a separate financing programme for Transco. All significant issues in relation to the funding of Transco are approved by the Finance Committees of both National Grid Transco and Transco.

The Treasury function is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement. The use of derivative financial instruments is controlled by policy guidelines set by the Board of National Grid Transco. Derivatives entered into in respect of gas commodities are used in support of the business operational requirements and the policy regarding their use is explained below.

Details of the maturity, currency and interest rate profile of the Group’s borrowings as at 31 March 2003 are shown in note 18 to the accounts on pages 34 and 35.

The Group’s financial position enables it to borrow on the wholesale capital and money markets and most of its borrowings are through public bonds and commercial paper. These borrowings contain no restrictive covenants.

The Group places surplus funds on the money markets usually in the form of short term fixed deposits which are invested with approved banks and counterparties. Details of the Group’s short term investments as at 31 March 2003 are shown in note 18 to the accounts on page 35.

Transco plc has a credit rating of A2/A. It is a condition of the regulatory ring-fence around Transco plc that it uses reasonable endeavours to maintain an investment grade credit rating. This rating means that Transco should have ready access to the capital and money markets for future funding when necessary.

The main risks arising from the Group’s financing activities are set out below. The Board of National Grid Transco and the Finance Committee of that Board reviews and agrees policies for managing each risk and they are summarised below.

Refinancing risk management
The Board of National Grid Transco mainly controls refinancing risk by limiting the amount of financing obligations (both principal and interest) arising on borrowings in any 12-month and 36-month period.

Back to Contents

Operating and Financial Review continued

This policy restricts the Group from having an excessively large amount of debt to refinance in a given time-frame. During the year, a mixture of short term debt and long term debt was issued.

Interest rate risk management
 The interest rate exposure of the Group arising from its borrowings and deposits is managed by the use of fixed and floating rate debt, interest rate swaps, swaptions and forward rate agreements. The Group’s interest rate risk management policy is to seek to minimise total financing costs (ie interest costs and changes in the market value of debt) subject to constraints so that even with large movements in interest rates, neither the interest cost nor the total financing cost can exceed pre-set limits.

The performance of the Treasury function in interest rate risk management is measured by comparing the actual total financing costs of its debt with those of a passively-managed benchmark portfolio.

Foreign exchange risk management
 The Group has a policy of hedging certain contractually committed foreign exchange transactions over a prescribed minimum size. It covers 75% of such transactions expected to occur up to six months in advance and 50% of transactions in the 6 to 12 month period in advance. Cover generally takes the form of forward sale or purchase of foreign currencies and must always relate to underlying operational cash flows.

Counterparty risk management
 Counterparty risk arises from the investment of surplus funds and from the use of derivative instruments. The Finance Committee of the Board of National Grid Transco has agreed a policy for managing such risk, which is controlled through credit limits, approvals and monitoring procedures.

Derivative financial instruments held for purposes other than trading
As part of its business operations, the Group is exposed to risks arising from fluctuations in interest rates and exchange rates. The Group uses off-balance sheet derivative financial instruments (derivatives) to manage exposures of this type and, as such, they are a useful tool in reducing risk. The Group’s policy is not to use derivatives for trading purposes. Derivative transactions can, to varying degrees, carry both counterparty and market risk.

The Group enters into interest rate swaps to manage the composition of floating and fixed rate debt, and so hedge the exposure of borrowings to interest rate movements. The Group enters into foreign currency swaps to manage the currency composition of borrowings and so hedge the exposure to exchange rate movements. Certain agreements are combined foreign currency and interest rate swap transactions. Such agreements are known as cross-currency swaps.

The Group enters into forward rate agreements to hedge interest rate risk on short-term debt and money market investments. Forward rate agreements are commitments to fix an interest rate that is to be paid or received on a notional deposit of specified maturity, commencing at a future specified date.

Valuation and sensitivity analysis
 The Group calculates the fair value of debt and derivative instruments by discounting all future cash flows by the market yield curve at the balance sheet date. In the case of instruments with optionality, the Black’s variation of the Black-Scholes model is used to calculate fair value.

For debt and derivative instruments held, the Group utilises a sensitivity analysis technique to evaluate the effect that changes in relevant rates or prices will have on the market value of such instruments.

As at 31 March 2003, the potential change in the fair value of the aggregation of long-term debt and derivative instruments was £56 million (2002: £66 million) assuming a 10% change in the level of interest rates. The Group has no material exposure to changes in foreign currency rates.

Commodity price hedging
In the normal course of business the Group is party to commodity derivatives. These include gas futures, gas options and gas forwards that are used to manage commodity prices and system capacity associated with its natural gas transportation operations. This includes the buying back of capacity rights already sold in accordance with the Group’s UK gas transporter licence and Network Code obligations.

These financial exposures are monitored and managed as an integral part of the Group’s financial risk-management policy. At the core of this policy is a condition that the Group will engage in activities at risk only to the extent that those activities fall within commodities and financial markets to which it has a physical market exposure in terms and volumes consistent with its core business. The Group does not issue or intend to hold derivative instruments for trading purposes, and only holds such instruments consistent with its licence and regulatory obligations in the UK.

Transco is obliged to sell through a series of auctions, a pre-determined quantity of transmission system entry capacity for every day in the year. Where system constraints on a day reduce available capacity to below the level of gas to be flowed, Transco is required to buy back system entry capacity. Forward and option contracts are used to reduce the risk and exposure to on the day entry capacity prices.

	2003 £m	2002 £m

Future capital expenditure
contracted for but not provided	148	170

Total operating lease
committments	174	133

Third party contingencies	13	441

Other commitments and
contingencies	73	70

Commitments, contingencies and litigation
The Group’s commitments and contingencies outstanding at 31 March are summarised in the table below:

It is proposed to meet these commitments from the operating cash flows and from existing credit facilities, as necessary. Details of the nature of the commitments and contingencies, including an analysis of the ageing of commitments, are shown in note 25 to the accounts on page 40.

Details of material litigation to which the Group was a party as at 31 March 2003 are set out below
As a result of a fatal accident at Larkhall, Lanarkshire in December 1999 in which four people died, the Company has been served with proceedings alleging breach of section 3 of the Health and Safety at Work Act 1974. On indictment, the maximum penalty under section 3 is an unlimited fine.

Critical accounting policies
 The Group accounts are prepared in accordance with UK GAAP, which are described on pages 20 to 21 of the accounts. Management are required to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenue, expenses and the disclosure of contingent assets and liabilities in the accounts. The following matters are considered to have a critical impact on the accounting policies adopted by the Group.

Estimated asset economic lives
The adoption of particular asset economic lives in respect of tangible fixed assets can materially affect the reported amounts for goodwill amortisation and depreciation of tangible fixed assets.

Back to Contents

The economic lives of tangible fixed assets are disclosed in ‘Accounting policies – d) tangible fixed assets and depreciation’. The adoption of particular economic lives involves the exercise of judgement, and can materially impact the profit and loss account. For the year ended 31 March 2003, the Group profit and loss account reflected depreciation of tangible fixed assets amounting to £385 million.

Impairment of fixed assets Fixed asset investments and tangible fixed assets are reviewed for impairment in accordance with UK GAAP. Future events could cause these assets to be impaired, resulting in an adverse effect on the future results of the Group.

Reviews for impairments are carried out under UK GAAP in the event that circumstances or events indicate the carrying value of fixed assets may not be recoverable. Examples of circumstances or events that might indicate that impairment had occurred include: a pattern of losses involving the fixed asset; a decline in the market value for a particular fixed asset; and an adverse change in the business or market in which the fixed asset is involved.

When a review for impairment is carried out under UK GAAP, the carrying of the asset, or group of assets, if it is not reasonably practicable to identify cash flows arising from an individual fixed asset, are compared to the recoverable amount of that asset or group of assets. The recoverable amount is determined as being the higher of the expected net realisable value or the present value of the expected cash flows attributable to that asset or assets. The discount rate used to determine the present value is an estimate of the rate the market would expect on an equally risky investment, and is calculated on a pre-tax basis. Estimates of future cash flows relating to particular assets or groups of assets involve exercising a significant amount of judgement.

During the year ended 31 March 2003, reviews for impairments were carried out in respect of LNG storage and metering assets.

Replacement expenditure represents the cost of planned maintenance on mains and services assets, the vast majority relating to the Group’s UK gas distribution business. This expenditure is principally undertaken to maintain the safety of the gas network in the UK and is written off to the profit and loss account as incurred, because such expenditure does not enhance the performance of those assets. If such expenditure in the future were considered to enhance these assets, it would be capitalised and treated as an addition to tangible fixed assets, thereby significantly affecting the reporting of future results.

The total amount charged to the profit and loss account in respect of replacement expenditure during the year ended 31 March 2003 was £405 million. This accounting policy only materially affects the results of the UK gas distribution segment.

Turnover includes an assessment of energy and transportation services supplied to customers between the date of the last meter reading and the year-end. Changes to the estimate of the transportation services supplied during this period would have an impact on the reported results of the Group.

Turnover in respect of transportation services supplied comprises amounts invoiced to shippers plus an estimate for transportation services supplied but not yet invoiced, which substantially represents the transportation services supplied in respect of the last month of the year. The estimated element of turnover is determined as the total of commodity services supplied, calculated from the actual volume of gas transported at estimated weighted average prices, based on recent history and the value of capacity services supplied, which are contracted amounts. This estimate affects the UK gas distribution and UK gas transmission segments.

Under UK GAAP, the Group is not permitted to and has not recognised any liability for amounts received or receivable from customers in excess of the maximum amount allowed for the year under regulatory agreements that will result in an adjustment to future prices.

Pensions The substantial majority of the Group’s employees are members of the Lattice Group Pension Scheme (the Scheme). The Group recognises pension costs in its profit and loss account as they are charged to the Group by Lattice. The charge from Lattice comprises the regular pension cost of the Group’s employees and variations from the regular pension cost in respect of the effect of any surplus or deficit attributable to the Group.

A new UK accounting standard (FRS 17) will replace existing GAAP. As the Group’s share of the assets and liabilities of the Scheme cannot be reasonably identified, the Scheme will be treated as a defined contributions scheme for the purposes of FRS 17. However, FRS 17 may significantly change the amount of pension costs charged to the Group by Lattice.

Pensions are inherently long term, and future experience may differ from the actuarial assumptions used to determine the net charge for pensions. As explained on page 9 in ‘Pension accounting’, as a result of the deterioration of world stock markets, illustrating that the Group’s actual experience has differed from actuarial assumptions, the Board of National Grid Transco has suspended the continuing amortisation of pension surpluses with effect from 1 October 2002.

Note 7 to the accounts on page 29 describes the principal assumptions that have been used to determine the pension charges in accordance with current UK GAAP. The calculation of any charge relating to pensions is clearly dependent on the assumptions used, which reflects the exercise of judgement. Management exercises that judgement having regard to independent actuarial advice.

Restructuring costs The application of UK GAAP measurement principles results in the recognition of restructuring costs, mainly redundancy related, when the Group is irrevocably committed to the expenditure, with the main features of any restructuring plan being communicated to affected employees. If material, these costs are recognised as exceptional. Restructuring costs recognised by the Group are referred to in ‘Exceptional items’ for each year discussed above.

Derivative financial instruments
‘Derivatives’ are used by the Group to manage its interest rate and foreign currency risks. All such transactions are undertaken to provide a commercial hedge of risks entered into by the Group.

With the exception of indexed linked swap contracts, UK GAAP applies a ‘historical cost’ and ‘hedge accounting’ model to these ‘derivatives’. Substantially, this model results in gains and losses arising on ‘derivatives’ being recognised in the profit and loss account or statement of total recognised gains and losses at the same time as the gain or loss on the item being hedged is recognised.

The application of a ‘fair value’ model would result in ‘derivatives’ being marked to market. Depending upon whether the ‘derivatives’ were deemed to have a hedging relationship, this may or may not result in the recognition, in the profit and loss account or statement of total recognised gains and losses relating to these derivatives at the same time, as any related gains or losses on underlying economic exposures.

Note 18 to the accounts on pages 34 to 36 gives a significant amount of detail relating to the Group’s financial instruments. This includes the identification

Back to Contents

Operating and Financial Review continued

of the difference between the ‘carrying value’ and ‘fair value’ of the Group’s financial instruments, including ‘derivatives’.

Environmental liabilities Provision is made for liabilities arising from statutory decontamination costs of old gas manufacturing sites owned by the Group. The calculation of this provision is based on estimated cash flows relating to those costs discounted at an appropriate discount rate where the impact of discounting is material. The total costs and the timing of cash flows relating to environmental liabilities are based on management estimates, and include the use of external consultants. There may be variances from these amounts that could materially affect future results.

Related party transactions
The Group provides services to and receives services from its related parties. In the year ended 31 March 2003, the Group charged £43 million and received charges of £394 million from its related parties. Further details relating to related parties are contained within note 24 to the accounts on page 40.

Changes and developments

Any significant changes and developments that have occurred since 31 March 2003 have been noted in this Annual Report and Form 20-F 2002/03. Otherwise, there have been no significant changes or developments since 31 March 2003.

Going concern

Having made enquiries, the Directors consider that the Company and the Group have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the accounts.

US GAAP
The accounts have been prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The US accounting information in note 29 to the accounts on pages 46 to 50 gives a summary of the main differences between the amounts determined in accordance with the Group’s accounting policies (based on UK GAAP) and those determined in accordance with US GAAP. In addition, summary income statements, summary balance sheets, summary cash flows and a reconciliation of net income and equity shareholders’ funds from UK to US GAAP are provided in note 28 to the accounts, on pages 41 to 46.

Under US GAAP, acquisition accounting principles have been applied to the business combination of National Grid and Lattice, including Transco. Under UK GAAP, the business combination does not impact on the accounts of Transco, with any difference between the book value of assets acquired and the purchase consideration being dealt with in the consolidated accounts of National Grid Transco.

Under US GAAP, National Grid is viewed as the acquirer of Lattice, including Transco, and as a result, the separately identifiable net assets attributable to Transco have been fair valued at the date of acquisition on 21 October 2002 and this value recognised (‘pushed down’) in the accounts of Transco. Note 29 to the accounts on page 46 details the principal adjustments made to the book values at that date. In addition, because the net assets of Transco must be valued at the purchase price of Transco, goodwill is recognised.

Under UK GAAP, the Group charges to the profit and loss account replacement expenditure on certain components of plant and equipment, which is principally undertaken to repair and to maintain the safety of the pipeline system. Under US GAAP, such expenditure is capitalised and depreciated over the assets’ useful lives. This treatment results in higher operating profits in the UK gas distribution segment on a US GAAP basis compared to UK GAAP.

Because the reflection of the fair value of assets acquired and related goodwill, together with the difference in treatment of replacement expenditure, have fundamentally affected the comparison of UK GAAP results with US GAAP, the following is a discussion of the impact the application of US GAAP has had on the results, which should be read in conjunction with the review of the business results given on pages 3 to 6 and the rest of this financial review.

US GAAP operating profit for the 12 months ended 31 March 2003 at £1,015 million is £225 million higher than UK GAAP operating profit. This increase is primarily due to the different treatment of replacement expenditure partly offset by the increase in depreciation resulting from the application of fair values to tangible fixed assets at the date of Merger.

US GAAP operating profit for the 12 months ended 31 March 2002 at £1,144 million is £304 million higher than UK GAAP operating profit. This increase is primarily due to the different treatment of replacement expenditure.

US GAAP operating profit for the 3 months ended 31 March 2001 is £48 million higher and for the 12 months ended 31 December 2000 £153 million higher than UK GAAP operating profit. These increases are primarily due to the different treatment of replacement expenditure.

A full tabulation of the operating results and other segmental information under US GAAP is shown in note 28 to the accounts on pages 41 to 46.

Note 28 to the accounts on pages 41 to 43 shows summary income statements and reconciliation of summary income statements for the 12 months ended 31 March 2003, the 12 and 15 months ended 31 March 2002, the 3 months ended 31 March 2001 and the 12 months ended 31 December 2000. The results for the 12 months ended 31 March 2003 are further analysed between the period up to the date of acquisition and the period after the date of acquisition.

These statements have reconciled the impact that all material US GAAP adjustments have had on the UK GAAP income statement, including the impact of the inclusion of acquisition (purchase accounting) adjustments under US GAAP.

The principal adjustments to UK GAAP net income that have had a net impact in arriving at US GAAP net income are shown on page 45. Explanations for the principal reasons giving rise to differences between UK and US GAAP are shown in note 29 on pages 46 to 50.

The treatment of the business combination of Lattice, including Transco, as an acquisition by National Grid and the application of ‘push down’ accounting by Transco, has resulted in the recognition of provisional goodwill amounting to £3,793 million as a result of allocating provisional fair values to the separately identifiable net assets of Transco at the date of acquisition. A description of the purchase allocation process undertaken is shown in note 29 to the accounts on pages 46 and 47.

The £8,382 million increase in equity shareholders’ funds at 31 March 2003 from £1,649 million under UK GAAP to £10,031 million under US GAAP is primarily a consequence of the application of acquisition accounting principles.

A summary US GAAP balance sheet at 31 March 2002 and 31 March 2003 is shown in note 28 to the accounts on page 44, which reflects the impact of the incorporation of the Transco related net assets at fair value on the date of acquisition.

During 2002/03 the Group adopted the following US GAAP accounting standards:

•	SFAS144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’;

Back to Contents

•	SFAS145 ‘Recession of FASB Statements No. 4, 44 and 64,Amendment of FASB Statement No.13 and Technical Corrections’;

•	SFAS146 ‘Accounting for Costs associated with Exit or Disposal activities’;

•	SFAS 148 ‘Accounting for Stock Based Compensation – Transition and Disclosure – An Amendment of FAS 123’; and

•	FASB Interpretation (FIN) 45

Details of the effect of adopting these accounting standards can be seen in note 29 to the accounts on page 50.

Inflation
The Group’s operating costs may be affected by inflation both in terms of potential cost increases and in terms of the regulatory revenue control, which is influenced by, amongst other things, movements in the UK Retail Price Index. While higher inflation would tend to increase the Group’s cost base, this impact would be more than offset by increased revenue allowed under the Group’s regulated revenue controls.

In recent years, inflation in the UK has been relatively stable and has not significantly affected the period under review.

Seasonality
Gas distribution charges are partly based on the volume of gas transported, which can vary on a seasonal basis. Typically 60% of total revenue is recognised in the second half of the year. Gas transmission services are principally provided as rights to system capacity, which typically results in a relatively constant revenue stream over the course of the financial year.

Euro
In January 2002, the euro was introduced as the cash currency in 12 European Union countries. This has had minimal impact on the operations of the Group. The UK may introduce the euro at a later date requiring sterling to convert irrevocably into the euro. The Group will continue to monitor and upgrade the progress already made on assessing the implications of the introduction of the euro for the Group.

Back to Contents

Directors’ Report and Operating and Financial Review Risk Factors

National Grid Transco, Transco’s ultimate parent company, has established an internal process for the review of and response to actual and potential risks facing the National Grid Transco group. This internal process includes an Audit Committee, a Risk and Responsibility Committee and a Finance Committee. Transco does not have a separate Audit Committee or Risk and Responsibility Committee, these roles being undertaken by National Grid Transco on behalf of Transco. Details of these committees may be found in the Annual Report and Accounts of National Grid Transco.

Significant Risks
The following are the significant risks the Group is aware of as a consequence of this process that could have a materially adverse effect on its business, turnover, profits, assets, liquidity, capital resources and/or reputation. Any forward-looking statements contained in this document should be considered in light of these risk factors and the cautionary statement set out on page 1.

Law and Regulation
Transco’s businesses are utilities that are subject to the laws of and regulation by government and/or regulatory authorities in the UK and the European Union. Changes in law or regulation could have an adverse effect on the business. Decisions by regulators and/or regulatory authorities concerning, for example, whether licences / concessions / approvals to operate those utilities are renewed or not, the level of permitted revenues, the allowance of pass-through of costs such as the cost of funding pension schemes, allowed rates of return for these businesses, market trading arrangements, the facilitation of competition in markets in which the Group operates and proposed business development activities could have an adverse impact on the Group’s results of operations, cash flow, financial condition and the ability to develop those businesses in the future. The requirement to conduct working practices so as to comply with the New Roads and Street Works Act 1991 or meet any liabilities for breach could increase operational costs and thereby affect business performance.

Safety and environmental
Aspects of the Group’s business are inherently dangerous, such as the transmission and distribution of natural gas. Gas utilities typically utilise and generate in their operations a range of potentially hazardous products and byproducts. The Group is subject to numerous laws and regulations in each of the jurisdictions in which it operates relating to pollution, the protection of the environment, the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials, and the health and safety of employees and the general public. Breach of these laws and regulations could expose the Group to claims for financial compensation, to adverse regulatory consequences and/or otherwise damage the Group’s relationship with its stakeholders. This area of the Group’s business is subject to increasing regulation and/or changes in the legal requirements within which it operates.

Operational performance
The Group may suffer a major transmission or distribution network failure and/or may not be able to carry out critical non-network operations. Gas utilities are subject to certain risks that are largely outside their control such as the weather or possible security breaches. Weather conditions can affect revenues, with warm weather reducing revenues. Terrorist attack or sabotage may also physically damage one or more of the Group’s businesses or otherwise significantly affect its corporate activities. Other risks to operational performance could include inadequate record keeping, failure to maintain the health of the network and/or inadequate forecasting of demand.

Business performance
Earnings maintenance and growth from the UK regulated gas industry are dependent upon outperforming regulatory efficiency targets set by Ofgem. Generally, over time, the continued ability to make efficiency improvements will decline. Transco has published cost and efficiency saving targets for its regulated businesses. To meet these targets Transco must continue to improve management and operational performance. The achievement of the above objectives will be influenced by general economic conditions in the UK. Other factors include potential increases in business and property taxes/rates, which could adversely affect the Group’s results. The performance of the Group’s businesses may also be affected by human resource issues such as the loss of key management or strikes, ‘working to rule’ and other industrial action by its employees. The insolvency or administration of a key customer such as Centrica plc, or a key supplier could have an adverse financial impact on the Group.

Commodity risk and security of supply
Any shortfall in the availability of gas (unless arising as a result of a failure in the Group’s transmission or distribution networks) is not the responsibility of Transco. However, the Group may suffer reputational consequences in the event that consumers of gas suffer disruption to its supply.

Internal controls
The Group’s systems and processes, including its internal control policies, are designed to ensure that the operational risks associated with its activities, the risk of loss of focus by management and the other risks that the Group is exposed to are to the extent reasonably practicable appropriately controlled, but any weaknesses in these systems and processes could have a negative impact on its results of operations.

Business development
The Group is subject to the risk that any business development will be based on incorrect assumptions or conclusions or that substantial liabilities will be overlooked.

Financial management
The debt issued by Transco is rated by credit rating agencies and changes in these ratings may impact both the borrowing capacity of the Group and the cost of those borrowings. The effective rate of tax paid by the Group may be influenced by a number of factors including changes in law and regulation or the Group’s approach to such matters the result of which could increase or decrease that rate.

Interest rates
A proportion of Transco’s borrowings is subject to interest rates that may fluctuate with changes to prevailing interest rates. Increases in these interest rates will result in increased costs for the Group. For further information see ‘Interest rate risk’ on page 12.

Foreign currency exchange/foreign operations
Transco raises finance in a number of countries and in a number of currencies. These financing operations are subject to the risks normally associated with international businesses, including the need to translate foreign currency denominated liabilities and costs into Transco’s reporting currency. Other risks of international operations include exchange controls and required compliance with foreign tax laws. For further information see ‘foreign exchange risk’ on page 12.

Technological change
Transco’s businesses involved in the transmission and distribution of gas are vulnerable to certain types of technological changes. Examples of possible changes are growth in distributed generation, renewable energy sources, fuel cells and the introduction of an alternative power carrier. Adapting to technological changes may be costly and there is no guarantee that the Group may foresee or be able to adequately respond to such changes.

Back to Contents

Directors’ Report and Operating and Financial Review General Information

Incorporation
Transco plc is incorporated in England and Wales with its registered office at 1-3 Strand London WC2N 5EH (telephone +44 (0) 20 7004 3000).

Material interests
At no time during the year has any Director had any material interest in a contract within the Group, being a contract of any significance in relation to the Group’s business.

Substantial shareholders
Transco plc is a wholly owned subsidiary of Transco Holdings plc. The ultimate parent company of Transco is National Grid Transco plc.

Employee policy
Information on Transco’s employee policies is included on pages 5 and 6, under the heading Our people.

Research and development
Expenditure on research and development was £8 million compared with £17 million in the 15 months to 31 March 2002.

Payment to suppliers
Transco’s ultimate parent company, National Grid Transco, is a signatory to the Confederation of British Industry (CBI) Prompt Payment Code and has procedures to ensure the payment of invoices in accordance with contract terms. Copies of the CBI Prompt Payment Code may be obtained from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU.

The average creditor payment period at 31 March 2003 was 28 days.

Donations
Charitable donations of £838,500 were made in 2002/03. In addition to these contributions, Transco provides financial and in-kind support to many other organisations through its community involvement programme.

No donations were made in the UK and EU for the purposes of the Political Parties, Elections and Referendums Act 2000.

Directors’ remuneration
Details of Directors’ remuneration are shown in note 6, page 29.

Transco does not have a Remuneration Committee, Transco’s Directors being remunerated in line with the policy developed by The National Grid Transco Remuneration Committee, details of which may be found in that company’s Annual Report and Accounts.

Directors’ interests
Roger Urwin, Steve Holliday and Steve Lucas are also Directors of National Grid Transco plc and details of their interests in the shares of National Grid Transco plc appear in that company’s annual report and accounts. Additionally, during the period under review, Steve Lucas held interests in shares and options over shares in Lattice Group plc and details of such interests appear in the annual report and accounts for that company. Interests of the other Directors are set out below.

None of the Directors (nor any person connected with them) has a beneficial interest or non-beneficial interest in the share capital of the Company. None of the Directors (nor any person connected with them) holds any interest in any other securities, including options over the Company’s shares, of the Company.

Directors’ service contracts
Roger Urwin, Steve Holliday and Steve Lucas are also Directors of National Grid Transco plc and details of their service contracts appear in that company’s annual report and accounts. Service contracts for Executive Directors are set at one year’s notice. The application of longer contract periods at appointment, reducing after an initial period, may be used in exceptional circumstances if considered appropriate

Directors’ beneficial interests
	Beneficial interests			Lattice Long Term Incentive Scheme
	ordinary shares			notional allocation of shares

	At			At								Converted to
	1 April 2002			1 April 2002				Transferred to				National Grid
	or on		At	or on				participant on		Lapsed on		Transco shares		At
	appointment		31 Mar 2003	appointment		Allocated		Merger		Merger		on Merger		31 Mar 2003

Colin Buck	13,685	(i)	13,685	–		–		–		–		–		–
Jim O’Sullivan	–	(i)	–	–		–		–		–		–		–
Rob Verrion	96,952	(ii)	54,561	236,157	(ii)	2,405	(ii)	49,895(ii)	,(iii)	33,265(ii)	,(iii)	155,402(ii)	,(iii)	58,275
Tony Wray	30,573	(ii)	24,810	143,643	(ii)	–		86,180(ii)	,(iv)	57,463(ii)	,(iv)	–		–

Unless otherwise indicated, interests are in shares in National Grid Transco plc, Transco’s ultimate parent undertaking.
(i)	As at date of appointment.
(ii)	Shares in Lattice Group plc (beneficial interests in ordinary shares acquired pursuant to the Lattice All Employee Share Ownership Plan). Any holdings of interests in Lattice shares were converted into National Grid Transco shares at the rate of 0.375 National Grid Transco shares for each Lattice share, at the date of the Merger.
(iii)	Rob Verrion held a notional allocation of shares in Lattice pursuant to the Lattice Long Term Incentive Scheme and under the terms of the Merger, allocations made under the Lattice Long Term Incentive Scheme were partially transferred to him net of tax and partially re-allocated to him as National Grid Transco shares.
(iv)	Tony Wray held a notional allocation of shares in Lattice pursuant to the Lattice Long Term Incentive Scheme and under the terms of the Merger, allocations made under the Lattice Long Term Incentive Scheme were transferred to him net of tax.

Directors’ interests in share options

	Beneficial							Weighted
	holding at							average
	1 April 2002						Beneficial	exercise price
	or on						holding at	per share
	appointment		Lapsed		Granted	Exercised	31 Mar 2003	(pence)	Normal exercise period

Colin Buck	55,702	(i)	–		–	–	55,702	474	Jun 2001	Jun 2012
Jim O’Sullivan	–	(i)	–		16,358	–	16,358	426	Dec 2005	Dec 2012
Rob Verrion	8,209	(ii)	8,209	(ii)	26,106	–	26,106	420	Mar 2004	Dec 2012
Tony Wray	8,209	(ii)	8,209	(ii)	19,658	–	19,658	416	Mar 2004	Dec 2012

Unless otherwise indicated, options are over shares in National Grid Transco plc, Transco’s ultimate parent undertaking.
(i)	As at date of appointment.
(ii)	Options over shares in Lattice Group plc.
(iii)	On his appointment, Colin Buck also held interests in shares of National Grid Transco plc pursuant to the National Grid Group Share Matching Plan, he had purchased 733 shares at a price of £4.7825 per share and 980 shares at a price of £5.795 per share and received a matching option over 1,223 shares and 1,634 shares respectively each at an exercise price of £1. Under the terms of the Plan, he may exercise his share matching option between three and ten years following the said purchases. Details of the Plan are given in the Annual Report and Accounts of National Grid Transco plc.

Back to Contents

General Information continued

	Date of contract	Notice period

Executive Directors
Colin Buck	October 2002	12 months
Jim O’Sullivan	May 2002	12 months
Rob Verrion	July 1999	12 months
Tony Wray	August 2000	12 months

by the Remuneration Committee to recruit certain key executives.

The contracts of Colin Buck, Jim O’Sullivan, Rob Verrion and Tony Wray provide for 12 month’s paid notice upon termination of employment.

Auditors
During the year, National Grid Transco’s auditors, PricewaterhouseCoopers, converted to a Limited Liability Partnership. PricewaterhouseCoopers therefore resigned on 31 March 2003 and the Board appointed PricewaterhouseCoopers LLP to fill the vacancy. Special notice having been given, a resolution for their re-appointment will be proposed at the Annual General Meeting.

Evaluation of disclosure controls and procedures
Within the 90 day period prior to the filing date of this report, the Company carried out an evaluation under the supervision and with the participation of its management, including the Chief Operating Officer, as acting Chief Executive, and the Finance Director, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. Based upon and as of that evaluation, the Chief Operating Officer and the Finance Director concluded that the disclosure controls and procedures are effective in all material respects to ensure that the information required to be disclosed in the reports that Transco files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.	Statement of Directors’ responsibilities for preparing the financial statements
The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The Directors consider that in preparing the financial statements detailed in the following sections, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and all applicable accounting standards have been followed: Accounting policies, Accounts, Notes to the Accounts and Operating and Financial Review.

The Company has complied with UK disclosure requirements in this report in order to present a consistent picture to all shareholders.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and of the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and to detect fraud and other irregularities.

The Directors, having prepared the financial statements, have requested the Auditors to take whatever steps and to undertake whatever inspections they consider appropriate for the purposes of enabling them to give their audit report.

Annual General Meeting
The Annual General Meeting will be held at 10am on 18 July 2003 at 31 Homer Road, Solihull, West Midlands B91 3LT.

On behalf of the Board

Alison Kay
Company Secretary

9 June 2003

Registered Office:
1-3 Strand, London WC2N 5EH
Registered in England and Wales
No. 2006000

Back to Contents

Independent Auditors’ Report to the Members of Transco plc

We have audited the financial statements which comprise the Group Profit and Loss Account, the Group and Company Balance Sheet, the Group Cash Flow Statement, the Group Statement of Total Recognised Gains and Losses and the related notes, except for the unaudited information presented therein.

Respective responsibilities of directors and auditors
The Directors’ responsibilities for preparing the Annual Report, the Form 20-F and the financial statements in accordance with applicable United Kingdom law and accounting standards and the requirements of the US Securities and Exchanges Commission are set out in the Statement of Directors’ responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board and Auditing Standards generally accepted in the United States.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law is not disclosed.

We read the other information contained in the Annual Report and Form 20-F and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors’ report, the Chairman’s statement, the Business Review and the Operating and Financial Review.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

United Kingdom opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2003 and the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

United States opinion
In our opinion, the financial statements present fairly, in all material aspects, the financial position of the Group at 31 March 2003 and 31 March 2002 and the results of its operations and cash flows for the year ended 31 March 2003, the 15 month period ended 31 March 2002 and for the year ended 31 December 2000, all expressed in pounds sterling in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the net income for the year ended 31 March 2003, the 15 month period ended 31 March 2002 and for the year ended 31 December 2000 and consolidated shareholders’ equity at 31 March 2003 and 31 March 2002, all expressed in pounds sterling, as shown in the summary of differences between the United Kingdom and United States generally accepted accounting principles set out in note 28 to the accounts.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered
Auditors
London
9 June 2003

Back to Contents

Accounting Policies

a) Basis of preparation of accounts
The accounts are prepared under the historical cost convention and in accordance with applicable UK accounting and financial reporting standards.

The accounts have been prepared in accordance with UK GAAP, which differs in certain respects to US GAAP. A summary of the results under US GAAP is shown in note 28 to the accounts and explanation of the main differences between UK and US GAAP is set out in note 29.

The preparation of accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

b) Basis of consolidation
The Group accounts include the accounts of the Company and all its subsidiary undertakings, (‘Group undertakings’).

The results of newly acquired Group undertakings are included in the Group accounts from the date the Group acquires control. The results of Group undertakings are included in the Group accounts up to the date that control is relinquished.

Transco plc has been ring-fenced for regulatory purposes. The ring-fence requires Transco to meet a number of regulatory conditions including restrictions on fund raising, business activities, dividend payments and granting of guarantees.

Earnings per share information has not been presented in these accounts as the Company, being an indirectly held wholly owned subsidiary undertaking of National Grid Transco plc, does not have publicly traded equity.

c) Foreign currencies
Assets and liabilities in foreign currencies are generally translated at the rates of exchange ruling at the balance sheet date. In respect of certain assets or liabilities that are matched by an exact and directly related forward exchange derivative, then the relevant asset or liability is translated at the rate of exchange under the related derivative.

d) Tangible fixed assets and depreciation
Tangible fixed assets are included in the balance sheet at their cost less accumulated depreciation. Costs include payroll costs incurred which are directly attributable to the construction of tangible fixed assets.

Tangible fixed assets include assets in which the Group’s interest comprises legally protected statutory or contractual rights of use.

Additions represent the purchase or construction of new assets, extensions to, or significant increases in, the capacity of tangible fixed assets.

Contributions received towards the cost of tangible fixed assets are included in creditors as deferred income and credited on a straight-line basis to the profit and loss account over the life of the assets.

No depreciation is provided on freehold land and assets in the course of construction. Other tangible fixed assets are depreciated on a straight-line basis at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on a regular basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of tangible fixed assets are, in general, as shown below.

Years

Freehold and leasehold buildings	up to 50
Plant and machinery:
Mains and services	55 to 65
Regulating equipment	30 to 50
Gas storage	40
Meters	10 to 15
Motor vehicles and
office equipment	3 to 10

e) Impairment of fixed assets
Impairments of fixed assets are calculated as the difference between the carrying values of the net assets of income generating units, including where appropriate, investments, and their recoverable amounts. Recoverable amount is defined as the higher of net realisable value or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the amount that can be generated through the sale of assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit.

Impairment reviews are carried out if there is some indication that impairment may have occurred, or where otherwise required to ensure that fixed assets are not carried above their estimated recoverable amounts. Impairments are recognised in the profit and loss account, and where material are disclosed as exceptional.

f) Replacement expenditure
Replacement expenditure represents the cost of planned maintenance of mains and services assets by replacing or lining sections of pipe. This expenditure is principally undertaken to repair and to maintain the safety of the network and is written off as incurred. Expenditure that enhances the performance of mains and services assets is treated as an addition to tangible fixed assets.

g) Deferred taxation
Deferred taxation is provided in full on all material timing differences, with certain exceptions. No provision for deferred taxation is made for any timing differences on non-monetary assets arising from fair value adjustments, except where there is a binding agreement to sell the assets concerned. However, no provision is made where it is more likely than not that any taxable gain will be rolled over into replacement assets.

Deferred tax balances have not been discounted.

h) Stocks
Stocks are stated at cost less provision for deterioration and obsolescence.

i) Environmental costs
Environmental costs, based on discounted future estimated expenditures expected to be incurred, are provided for in full. The unwinding of the discount is included within the profit and loss account as a financing charge.

j) Turnover
Turnover primarily represents the amounts derived from the transportation of natural gas and the provision of related services. Turnover includes an assessment of transportation services supplied to customers between the date of the last meter reading and the year end, excludes inter-business and inter-company transactions, and is stated net of value added tax. Where revenues received or receivable exceed the maximum amount permitted by regulatory agreement and adjustments will be made to future prices to reflect this over-recovery, no liability is recognised.

k) Pensions
The substantial majority of the Group’s employees are members of the Lattice Group Pension Scheme (the Scheme). The Group recognises pension costs in its profit and loss account as they are charged to the Group by Lattice. The charge from Lattice comprises the regular pension cost

Back to Contents

of the Group’s employees and variations from the regular pension cost in respect of any surplus or deficit attributable to the Group. The interest element of any surplus or deficit attributable to the Group is included within the profit and loss account as a financing charge.

l) Leases
Operating lease payments are charged to the profit and loss account on a straight-line basis over the term of the lease.

m) Financial instruments
Derivative financial instruments (‘derivatives’) are used by the Group mainly for the management of its interest rate and foreign currency exposures. The principal derivatives used include interest rate swaps, currency swaps, forward foreign currency agreements and interest rate swaptions.

All transactions are undertaken or maintained to provide a commercial hedge of the interest or currency risks associated with the Group’s underlying business activities and the financing of those activities. Amounts payable or receivable in respect of interest rate swaps are recognised in the profit and loss account over the economic lives of the agreements or underlying position being hedged, either within net interest or disclosed separately where deemed exceptional.

Termination payments made or received in respect of derivatives are spread over the shorter of the life of the original instrument or the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Those derivatives, relating both to interest rates and/or currency exchange, that are directly associated with a specific transaction and exactly match the underlying cash flows relating to the transaction are accounted for on the basis of the combined economic result of the transaction including the related derivative.

n) Restructuring costs
Costs arising from the Group’s restructuring programmes primarily relate to redundancy costs. Redundancy costs are charged to the profit and loss account in the period in which the Group becomes irrevocably committed to incurring the costs and the main features of the restructuring plan have been announced to affected employees.

o) Research and development
All research and development expenditure is written off as incurred.

Back to Contents

Group Profit and Loss Account

	Notes	12 months ended 31 Mar 2003	12 months ended 31 Mar 2002 Restated Unaudited	3 months ended 31 Mar 2001 Restated Unaudited	15 months ended 31 Mar 2002 Restated	12 months ended 31 Dec 2000 Restated
		£m	£m	£m	£m	£m

Group turnover – continuing operations	2(a)	3,037	2,980	942	3,922	2,975

Operating costs – continuing operations	3	(2,247)	(2,140)	(491)	(2,631)	(1,902)

Operating profit
– Before exceptional items – continuing operations	2(b)	936	940	451	1,391	1,114
– Exceptional items – continuing operations	4(a)	(146)	(100)	–	(100)	(41)
Total operating profit	2(b)	790	840	451	1,291	1,073

Merger costs – continuing operations	4(b)	(8)	–	–	–	–
Profit on disposal of fixed asset investments	4(b)	1	–	–	–	4
Profit/(loss) on disposal of tangible fixed assets – continuing operations	4(b)	(6)	9	1	10	(19)
Net interest	8	(322)	(332)	(86)	(418)	(360)

Profit on ordinary activities before taxation		455	517	366	883	698
Taxation
– Excluding exceptional items	9	(189)	(188)	(112)	(300)	(228)
– Exceptional items	9	41	32	–	32	8
	9	(148)	(156)	(112)	(268)	(220)

Profit for the period		307	361	254	615	478
Dividends	10	(244)	(352)	(102)	(454)	(352)

Profit transferred to profit and loss account reserve	21	63	9	152	161	126

Details of the restatement of the results for prior periods are provided in note 1 to the accounts, on page 25.

Group Statement of Total Recognised Gains and Losses

	Notes	12 months ended 31 Mar 2003	12 months ended 31 Mar 2002 Restated Unaudited	3 months ended 31 Mar 2001 Restated Unaudited	15 months ended 31 Mar 2002 Restated	12 months ended 31 Dec 2000 Restated
		£m	£m	£m	£m	£m

Profit for the period		307	361	254	615	478

Total recognised gains for the period		307	361	254	615	478

Prior year adjustment:
Accounting for deferred tax on an undiscounted basis	1	(623)

Total gains and losses recognised since last annual report		(316)

Details of the restatement of the results for prior periods are provided in note 1 to the accounts, on page 25.

Back to Contents

Balance Sheets at 31 March

		Group		Company

	Notes	2003 £m	2002 Restated £m	2003 £m	2002 Restated £m

Fixed assets
Tangible assets	11	7,783	7,540	7,785	7,543
Investments	12	–	–	16	875

		7,783	7,540	7,801	8,418

Current assets
Stocks	13	31	34	31	34
Debtors (amounts falling due within one year)	14	305	465	298	465
Debtors (amounts falling due after more than one year)	14	2,241	2,076	2,241	2,076
Current asset investments		7	3	206	209

		2,584	2,578	2,776	2,784
Creditors (amounts falling due within one year)
Borrowings	17, 18	(1,089)	(952)	(580)	(951)
Other creditors	15	(1,120)	(1,017)	(1,633)	(1,899)
		(2,209)	(1,969)	(2,213)	(2,850)

Net current assets/(liabilities)		375	609	563	(66)

Total assets less current liabilities		8,158	8,149	8,364	8,352
Creditors (amounts falling due after more than one year)
Borrowings	17, 18	(4,082)	(4,228)	(2,838)	(2,619)
Other creditors	16	(977)	(928)	(2,424)	(2,742)
		(5,059)	(5,156)	(5,262)	(5,361)
Provisions for liabilities and charges	19	(1,450)	(1,407)	(1,450)	(1,407)

Net assets employed		1,649	1,586	1,652	1,584

Capital and reserves
Called up share capital	20	45	45	45	45
Share premium account	21	204	204	204	204
Capital redemption reserve	21	1,332	1,332	1,332	1,332
Profit and loss account	21	68	5	71	3

Equity shareholders’ funds		1,649	1,586	1,652	1,584

Details of the restatement of the balance sheets at 31 March 2002 are provided in note 1 to the accounts, on page 25.

Commitments and contingencies are shown in note 25, page 40.

The accounts on pages 20 to 50 inclusive were approved by the Board on 9 June 2003 and were signed on its behalf by:

Steve Holliday Chief Executive

Colin Buck Finance Director

Back to Contents

Group Cash Flow Statement
			12 months	12 months	3 months	15 months	12 months
			ended	ended	ended	ended	ended
			31 Mar 2003	31 Mar 2002	31 Mar 2001	31 Mar 2002	31 Dec 2000
				Restated	Restated	Restated	Restated
				Unaudited	Unaudited
	Notes		£m	£m	£m	£m	£m

Net cash inflow from operating activities before
exceptional items	23(a	)	1,454	1,224	1,129	2,353	1,468
Expenditure relating to exceptional items			(135)	(11)	(1)	(12)	(4)
Net cash inflow from operating activities			1,319	1,213	1,128	2,341	1,464

Returns on investments and servicing of finance
Interest received and similar income			17	3	2	5	2
Interest paid and similar charges			(326)	(302)	(67)	(369)	(385)
Net cash outflow for returns on investments and servicing of finance			(309)	(299)	(65)	(364)	(383)

Taxation
Corporation tax paid			(62)	(205)	(35)	(240)	(191)

Capital expenditure
Payments to acquire tangible fixed assets			(617)	(787)	(158)	(945)	(610)
Receipts from disposal of tangible fixed assets			12	31	5	36	4
Net cash outflow for capital expenditure			(605)	(756)	(153)	(909)	(606)

Acquisitions and disposals
Receipts from disposal of investments			1	13	–	13	7

Equity dividends paid			(337)	(361)	(71)	(432)	(400)

Net cash inflow/(outflow) before management of liquid resources and financing			7	(395)	804	409	(109)

Management of liquid resources
(Increase)/decrease in short-term deposits			(4)	1	54	55	210
Net cash inflow from management of liquid resources	23(b)	(c)	(4)	1	54	55	210

Financing
(Decrease)/increase in borrowings	23(b)	(c)	(8)	550	(850)	(300)	(173)
Loan to parent undertaking			(165)	–	–	–	–
Funding of special pension contribution			193	(193)	–	(193)	–
Funding movement on Demerger of Lattice from BG Group plc			–	–	–	–	78

Net cash inflow from financing			20	357	(850)	(493)	(95)

Net increase/(decrease) in cash and overdrafts	23(b)	(c)	23	(37)	8	(29)	6

Details of the restatement of the cash flows for prior periods are provided in note 1 to the accounts, on page 25.

Back to Contents

Notes to the Accounts

1.

Changes to accounting policies and basis of segmental analysis
Changes to accounting policies
To facilitate consistency of reporting within the National Grid Transco Group, Transco has adopted revised accounting policies in respect of pension costs, deferred tax and the classification of operating costs, certain assets and certain liabilities. Prior year comparative information has been restated accordingly.

The interest credit related to the amortisation of pension scheme surplus, which was previously included within operating costs, is now included within net interest. Deferred tax, which was previously provided on a discounted basis, is now provided on an undiscounted basis. The effect of these two changes on prior years is set out below.

	12 months	3 months	15 months	12 months
	ended	ended	ended	ended
	31 Mar 2002	31 Mar 2001	31 Mar 2002	31 Dec 2000
	Unaudited	Unaudited
	£m	£m	£m	£m

Profit and loss account
Total operating profit:
Reclassification of pensions interest	(4)	(3)	(7)	(10)
Net Interest:
Reclassification of pensions interest	4	3	7	10
Taxation:
Accounting for deferred tax on an undiscounted basis	(26)	(14)	(40)	(47)

Decrease in profit for the period	(26)	(14)	(40)	(47)

Cash flow statement
Net cash inflow from operating activities:
Reclassification of pensions interest	(4)	(3)	(7)	(10)
Returns on investments and servicing of finance:
Reclassification of pensions interest	4	3	7	10

				2002
At 31 March				£m

Balance Sheet
Provisions for liabilities and charges:
Accounting for deferred tax on an undiscounted basis				(623)

The change in treatment of the interest credit related to the amortisation of pension scheme surplus has reduced operating profit and net interest payable for the 12 months to 31 March 2003 both by £1m. It is not practicable to estimate the effect on the results for the year ended 31 March 2003 of ceasing to discount the deferred tax provision.

The classifications used for the disclosure of financial information within the following headings have been changed: operating costs (note 3); payroll costs (note 5(a)); tangible fixed assets (note 11); debtors (note 14) and creditors (notes 15 and 16).

Segmental analysis
The Group has adopted a revised segmental analysis which is considered to better reflect the new regulatory price control that commenced on 1 April 2002 and the new Group’s managerial structure. Results, which were previously reported under a single segment, are now reported under three segments: UK gas distribution; UK gas transmission; and Other activities, which includes Transco’s regulated metering business. Prior year comparatives have been restated to a comparable basis. A description of the activities of each of these segments is given in the Business Review on pages 3 to 6.

Back to Contents

Notes to the accounts continued

2.	Segmental analysis

The basis for the preparation of segmental information is set out in note 1.

In the segmental analysis of turnover and operating profit for the 12 months ended 31 March 2002 and the 15 months ended 31 March 2002, the repayment of £267m of surplus entry capacity auction revenue, that was rebated to shippers through distribution tariffs, has been reported within the UK gas transmission segment.

A geographical analysis of results and assets is not provided as Transco’s operations are all undertaken in the UK for UK customers.

a) Turnover
	12 months ended 31 Mar 2003	12 months ended 31 Mar 2002 Restated Unaudited	3 months ended 31 Mar 2001 Restated Unaudited	15 months ended 31 Mar 2002 Restated	12 months ended 31 Dec 2000 Restated
	£m	£m	£m	£m	£m

Continuing operations
UK gas distribution:
– external customers	2,042	2,013	701	2,714	2,049
– other segments	47	–	–	–	–
UK gas transmission – external customers	567	528	137	665	509
Other activities – external customers	428	439	104	543	417

	3,084	2,980	942	3,922	2,975

Less: intra-segment sales	(47)	–	–	–	–

Group turnover	3,037	2,980	942	3,922	2,975

Approximately 50% of the Group’s turnover for the year ended 31 March 2003 amounting to approximately £1.5bn derives from a single customer, the Centrica Group. The majority of this turnover is in the UK gas distribution segment with lesser amounts in other activities and the UK gas transmission segment.

b) Operating profit
	12 months ended 31 Mar 2003	12 months ended 31 Mar 2002 Restated Unaudited	3 months ended 31 Mar 2001 Restated Unaudited	15 months ended 31 Mar 2002 Restated	12 months ended 31 Dec 2000 Restated
	£m	£m	£m	£m	£m

Before exceptional items
Continuing operations
UK gas distribution	554	548	363	911	659
UK gas transmission	274	238	70	308	255
Other	108	154	18	172	200

	936	940	451	1,391	1,114

After exceptional items
Continuing operations
UK gas distribution	443	504	363	867	627
UK gas transmission	255	185	70	255	249
Other	92	151	18	169	197

	790	840	451	1,291	1,073

c) Total and net assets
	Total assets		Net assets

at 31 March	2003	2002 Restated	2003	2002 Restated
	£m	£m	£m	£m

Continuing operations
UK gas distribution	4,998	4,736	3,480	3,394
UK gas transmission	1,957	1,907	1,638	1,578
Other	1,070	1,110	997	1,050

	8,025	7,753	6,115	6,022
Unallocated	2,324	2,365	(4,466)	(4,436)

	10,349	10,118	1,649	1,586

The analysis of total assets and net assets by business segment excludes inter-business balances. Unallocated total assets include amounts owed by fellow subsidiary undertakings, prepaid financing charges and current asset investments. Unallocated net liabilities include net amounts owed by fellow subsidiary undertakings, net borrowings, taxation, interest and dividends.

Back to Contents

2.	Segmental analysis (continued)
	d) Other segmental information

		12 months ended 31 Mar 2003	12 months ended 31 Mar 2002 Restated Unaudited	3 months ended 31 Mar 2001 Restated Unaudited	15 months ended 31 Mar 2002 Restated	12 months ended 31 Dec 2000 Restated
		£m	£m	£m	£m	£m

	Capital expenditure
	Continuing operations
	UK gas distribution	380	455	69	524	312
	UK gas transmission	182	239	30	269	216
	Other	84	124	48	172	130

		646	818	147	965	658

	Depreciation
	Continuing operations
	UK gas distribution	185	176	45	221	178
	UK gas transmission	68	68	18	86	64
	Other	132	127	30	157	90

		385	371	93	464	332

	Capital expenditure comprises additions to tangible fixed assets.

3.	Operating costs

		12 months ended 31 Mar 2003	12 months ended 31 Mar 2002 Restated Unaudited	3 months ended 31 Mar 2001 Restated Unaudited	15 months ended 31 Mar 2002 Restated	12 months ended 31 Dec 2000 Restated
		£m	£m	£m	£m	£m

	Depreciation	385	371	93	464	332
	Payroll costs (note 5(a))	439	484	118	602	433
	Purchases of gas	108	112	39	151	82
	Rates	235	231	56	287	213
	Replacement expenditure	405	368	64	432	249
	Exceptional operating items	146	100	–	100	41
	Other operating charges	529	474	121	595	552

		2,247	2,140	491	2,631	1,902

	Operating costs include:
	Research and development costs	8	12	5	17	19
	Operating lease rentals:
	Plant and machinery	15	17	5	22	16
	Other	14	16	4	20	18
	Auditors’ remuneration:
	Statutory audit services
	annual audit (i)	0.4	0.6	0.1	0.7	0.7
	regulatory reporting	0.2	0.2	–	0.2	0.3
	Other non-audit services (ii)	3.1	3.5	0.4	3.9	0.7

(i)	The audit fee for the Group and the Company are not materially different.
(ii)	Other non-audit services includes £2.2m paid to the consulting business unit of PricewaterhouseCoopers which was sold to IBM United Kingdom Limited on 30 September 2002.

Back to Contents

Notes to the accounts continued

4.	Exceptional Items
	a) Operating

		12 months ended 31 Mar 2003	12 months ended 31 Mar 2002 Unaudited	3 months ended 31 Mar 2001 Unaudited	15 months ended 31 Mar 2002	12 months ended 31 Dec 2000
		£m	£m	£m	£m	£m

	Continuing operations
	Restructuring costs (i)	100	50	–	50	–
	Merger costs (ii)	46	–	–	–	–
	Impairment of tangible fixed assets (iii)	–	50	–	50	–
	Demerger costs (iv)	–	–	–	–	41

		146	100	–	100	41

(i)	Relates to costs incurred in business reorganisations (£70m after tax, 12 months and 15 months ended 31 March 2002: £39m after tax).
(ii)	Represents employee and property costs associated with the Merger of National Grid and Lattice (£39m after tax).
(iii)	The impairment charge for the 12 months and 15 months ended 31 March 2002 relates to the write-down of LNG storage assets (£35m after tax).
(iv)	Costs for the 12 months ended 31 December 2000 that arose as a direct result of the Demerger of Lattice from BG Group (£32m after tax).

b) Non-operating
	12 months ended 31 Mar 2003	12 months ended 31 Mar 2002 Unaudited	3 months ended 31 Mar 2001 Unaudited	15 months ended 31 Mar 2002	12 months ended 31 Dec 2000
	£m	£m	£m	£m	£m

Continuing operations
Merger costs (v)	8	–	–	–	–
Profit on disposal of investments (vi)	(1)	–	–	–	(4)
Loss/(profit) on disposal of tangible fixed assets (vii)	6	(9)	(1)	(10)	19

	13	(9)	(1)	(10)	15

(v)	The after tax cost of the Merger was £6m.
(vi)	The after tax profit on disposal of fixed asset investments was £1m (12 months ended 31 December 2000 £4m).
(vii)	The after tax loss or profit on disposal of tangible fixed assets was a £4m loss (12 months ended 31 March 2002: £15m profit, 3 months ended 31 March 2001: £1m profit, 15 months ended 31 March 2002: £16m profit and 12 months ended 31 December 2000: £19m loss).

5.	Payroll costs and employees
	a) Payroll costs

		12 months ended 31 Mar 2003	12 months ended 31 Mar 2002 Restated Unaudited	3 months ended 31 Mar 2001 Restated Unaudited	15 months ended 31 Mar 2002 Restated	12 months ended 31 Dec 2000 Restated
		£m	£m	£m	£m	£m

	Wages and salaries	402	441	111	552	449
	Social security costs	31	37	9	46	35
	Pension costs	71	68	11	79	29

		504	546	131	677	513
	Less: Amounts capitalised	(9)	(39)	(9)	(48)	(43)
	Payroll costs included in replacement expenditure	(56)	(23)	(4)	(27)	(18)
	Payroll costs included in exceptional items	–	–	–	–	(19)

		439	484	118	602	433

b) Number of employees

	12 months ended 31 Mar 2003 Average Number	15 months ended 31 Mar 2002 Average Number	12 months ended 31 Dec 2000 Average Number

Continuing operations
United Kingdom	13,489	14,532	14,261

		31 Mar 2003 Number	31 Mar 2002 Number

Continuing operations
United Kingdom		12,397	14,161

Back to Contents

6.	Directorss’ emolument
The aggregate amount of emoluments paid to Directors in respect of qualifying services for the 12 months ended 31 March 2003 was £2,015,408 (12 months ended 31 March 2002: £2,775,566; 3 months ended 31 March 2001: £535,476; 15 months ended 31 March 2002: £3,311,042 and 12 months ended 31 December 2000: £3,111,741). The amount paid in respect of compensation for loss of office in the 12 months ended 31 March 2003 was £nil (12 months ended 31 March 2002: £164,769; 3 months ended 31 March 2001: £nil; 15 months ended 31 March 2002: £164,769; and 12 months ended 31 December 2000: £nil). Directors’ emoluments include amounts in respect of accrued bonus which had not yet been approved at the date of these accounts.

A number of the current Directors are also directors and employees of National Grid Transco plc or a subsidiary undertaking of that company and are paid by these companies. Prior to the Demerger, a number of the Directors were also directors and employees of BG Group plc or a subsidiary undertaking of that company and were paid by those companies. The amount disclosed includes an amount recharged by National Grid Transco plc or a subsidiary undertaking of National Grid Transco plc for these Directors and an amount recharged by BG Group plc or a subsidiary undertaking of BG Group plc prior to the Demerger.

As at 31 March 2003, retirement benefits were accruing to 11 Directors under a defined benefit scheme. The aggregate emoluments for the highest paid Director were £332,241 for the 12 months ended 31 March 2003 (12 months ended 31 March 2002: £430,791; 3 months ended 31 March 2001: £94,699; 15 months ended 31 March 2002: £525,490; and 12 months ended 31 December 2000: £372,746) and total accrued annual pension at 31 March 2003 for the highest paid Director was £91,700 (31 March 2002: £87,800 and 31 December 2000: £266,600).

Details of Directors’ interests in shares are contained on page17.

7.	Pensions
Pension cost

Transco participates in the Lattice Group Pension Scheme (the Scheme). Lattice Group plc charges its subsidiary undertakings with an allocation of the total Scheme cost. The costs in respect of the Scheme are set out below:

		12 months	12 months	3 months	15 months	12 months
		ended	ended	ended	ended	ended
		31 Mar 2003	31 Mar 2002	31 Mar 2001	31 Mar 2002	31 Dec 2000
			Restated	Restated	Restated	Restated
			Unaudited	Unaudited
		£m	£m	£m	£m	£m

	Charged against operating profit	71	68	11	79	29
	Charged/(credited) within net interest	1	(4)	(3)	(7)	(10)

	Total cost	72	64	8	72	19

The amount charged by Lattice Group plc to Transco includes a credit in respect of the amortisation of a pensions surplus recognised at the last actuarial valuation of the Scheme as at 31 March 2001. As a result of the deterioration in world stock markets, if a formal actuarial valuation of the Scheme were carried out, this would in all likelihood reveal a deficit. The continuing recognition of a surplus in these circumstances is incompatible with this position. Consequently, Lattice Group plc has suspended the recognition of any further pension surplus amortisation with effect from 1 October 2002. As a result of this action operating profit is reduced by £8m and net interest charge increased by £1m compared with the ongoing recognition of such a surplus.

There were no outstanding or prepaid pension contributions at 31 March 2003 (31 March 2002: £nil).

Pension Scheme
Substantially all of the Group’s employees are members of the Scheme. The Scheme provides final salary defined benefits for employees who joined the Lattice Group up to 31 March 2002. A defined contribution section was added to this scheme from 1 April 2002 for employees joining the Lattice Group from that date.

The scheme is self-administered and funded to cover pension liabilities in respect of service up to the balance sheet date. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employer’s contributions which, together with the specified contributions payable by the employees and proceeds from the scheme’s assets, are expected to be sufficient to fund the benefits payable under the scheme.

The latest full actuarial valuation of the Scheme was carried out by Watson Wyatt LLP as at 31 March 2001. The projected unit method was used and the principal actuarial assumptions adopted were that the annual rate of inflation and pensions increases would be 2.3%; that future real increases in pensionable earnings would be 1.9%; that the annual real rate of return on existing investments would be 2.9%; and that the real annual rate of return on future contributions would be 3.7%. Excluding assets and liabilities attributable to BG Group members who left the scheme on 4 July 2001, the aggregate market value of the Scheme’s assets was £11,963m and the actuarial value of the assets represented approximately 104% of the actuarial value of benefits due to members calculated on the basis of pensionable earnings and service as at 31 March 2001 on an ongoing basis and allowing for projected increases in pensionable earnings and pensions.

The results of the actuarial valuation carried out as at 31 March 2001 showed that based on long-term financial assumptions the contribution rate required to meet future benefit accrual was 26.6% of pensionable earnings (23.6% employers and 3% employees) though employers’ contributions could have been maintained at the level of 3% until March 2004. Employers’ contributions were however increased from 3% to 8.5% with effect from 1 January 2002. This contribution rate will be reviewed when the next independent actuarial valuation is carried out, which will be as at 31 March 2003.

FRS 17, Retirement Benefits
On 20 November 2002, the Accounting Standards Board introduced a new accounting standard FRS 17 ‘Retirement Benefits’, replacing SSAP 24 ‘Accounting for Pension Costs’. FRS 17 is fully effective for periods beginning on or after 1 January 2005, though disclosures are required in the financial years prior to its full implementation. As Transco’s share of the underlying assets and liabilities of the Scheme cannot be identified separately, Transco would account for pensions under FRS 17 as if the Scheme were a defined contributions scheme and is not required to make the full disclosures under FRS 17. The pension charge incurred by Transco in the 12 months ended 31 March 2003 amounted to £115m of which £43m related to redundancies. Lattice has not yet determined the methodology which it would use to charge pensions costs to its subsidiary undertakings following the full adoption of FRS 17.

Back to Contents

Notes to the accounts continued

8.	Net Interest

		12 months	12 months	3 months	15 months	12 months
		ended	ended	ended	ended	ended
		31 Mar 2003	31 Mar 2002	31 Mar 2001	31 Mar 2002	31 Dec 2000
			Restated	Restated	Restated	Restated
			Unaudited	Unaudited
		£m	£m	£m	£m	£m

	Bank loans and overdrafts	5	3	1	4	8
	Other	331	328	84	412	351

		336	331	85	416	359
	Unwinding of discount on provisions	6	6	2	8	6

	Interest payable and similar charges	342	337	87	424	365
	Interest receivable and similar income	(20)	(5)	(1)	(6)	(5)

		322	332	86	418	360

Interest payable and similar charges includes £7m (12 months ended 31 March 2002: £3m; 3 months ended 31 March 2001: £nil; 12 months ended 31 December 2001: £nil) relating to the loss incurred on the repurchase of debt during the year.

9.	Taxation

	12 months	12 months	3 months	15 months	12 months
	ended	ended	ended	ended	ended
	31 Mar 2003	31 Mar 2002	31 Mar 2001	31 Mar 2002	31 Dec 2000
		Restated	Restated	Restated	Restated
		Unaudited	Unaudited
	£m	£m	£m	£m	£m

United Kingdom
– Corporation tax at 30% on income for the period	135	134	100	234	191
– Adjustment in respect of prior periods	(5)	–	–	–	–
– Deferred tax: timing differences	18	22	12	34	29

	148	156	112	268	220

Comprising:
Taxation – excluding exceptional items	189	188	112	300	228
Taxation – exceptional items	(41)	(32)	–	(32)	(8)

	148	156	112	268	220

A reconciliation of the UK corporation tax rate to the effective tax rate of the Group is as follows:

		% of profit before taxation
	12 months	12 months	3 months	15 months	12 months
	ended	ended	ended	ended	ended
	31 Mar 2003	31 Mar 2002	31 Mar 2001	31 Mar 2002	31 Dec 2000
		Restated	Restated	Restated	Restated
		Unaudited	Unaudited

UK corporation tax rate	30.0	30.0	30.0	30.0	30.0
Effect on tax charge of:
Origination and reversal of timing differences	(3.1)	(7.1)	(3.3)	(5.7)	(3.8)
Permanent differences	1.6	0.9	0.7	0.8	0.2

Current tax charge	28.5	23.8	27.4	25.1	26.4
Deferred taxation: origination and reversal of timing differences	3.1	7.1	3.3	5.7	3.8

Effective tax rate before prior year adjustments and exceptional items	31.6	30.9	30.7	30.8	30.2
Adjustments in respect of prior years	(0.8)	–	–	–	–

Effective tax rate before exceptional items	30.8	30.9	30.7	30.8	30.2
Exceptional items	1.7	(0.7)	(0.1)	(0.4)	1.3

Effective tax rate after exceptional items	32.5	30.2	30.6	30.4	31.5

Factors that may affect future tax charges
Transco has brought forward non-trading debits of £75m (31 March 2002: £75m) which may reduce tax payments in future years.

No provision has been made for deferred tax on gains recognised on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the replacement asset were sold without it being possible to claim roll-over relief. The total amount not provided for is £46m (31 March 2002: £46m). At present, it is not envisaged that any tax will become payable in the foreseeable future.

Back to Contents

10.	Dividends

	12 months ended 31 Mar 2003	12 months ended 31 Mar 2002 Unaudited	3 months ended 31 Mar 2001 Unaudited	15 months ended 31 Mar 2002	12 months ended 31 Dec 2000
	£m	£m	£m	£m	£m

Ordinary shares:
Interim dividend	244	259	102	361	281
Proposed final dividend	–	93	–	93	71

	244	352	102	454	352

Transco plc is prohibited from declaring a dividend or other distribution unless it has certified to Ofgem that it is in compliance in all material respects with certain regulatory obligations, including a requirement to ensure it has sufficient financial resources and facilities to enable it to carry on its business and a requirement to use all reasonable endeavours to maintain an investment grade rating.

11.	Tangible fixed assets The Group
	Land and buildings	Plant and machinery	Assets in the course of construction	Motor vehicles and office equipment	Total
	£m	£m	£m	£m	£m

Cost at 1 April 2002 (restated)	73	9,945	247	688	10,953
Additions	8	257	307	74	646
Disposals	–	(24)	–	(136)	(160)
Reclassifications	(6)	325	(317)	(2)	–

Cost at 31 March 2003	75	10,503	237	624	11,439

Depreciation at 1 April 2002 (restated)	(16)	(2,915)	–	(482)	(3,413)
Charge for the year	(3)	(304)	–	(78)	(385)
Disposals	–	10	–	132	142
Reclassifications	(1)	–	–	1	–

Depreciation at 31 March 2003	(20)	(3,209)	–	(427)	(3,656)

Net book value at 31 March 2003	55	7,294	237	197	7,783

Net book value at 31 March 2002 (restated)	57	7,030	247	206	7,540

The Company

	Land and buildings	Plant and machinery	Assets in the course of construction	Motor vehicles and office equipment	Total
	£m	£m	£m	£m	£m

Cost at 1 April 2002 (restated)	73	9,948	247	688	10,956
Additions	8	257	307	73	645
Disposals	–	(24)		(136)	(160)
Reclassifications	(6)	325	(317)	(2)	–

Cost at 31 March 2003	75	10,506	237	623	11,441

Depreciation at 1 April 2002 (restated)	(16)	(2,915)	–	(482)	(3,413)
Charge for the year	(3)	(304)	–	(78)	(385)
Disposals	–	10	–	132	142
Reclassifications	(1)	–	–	1	–

Depreciation at 31 March 2003	(20)	(3,209)	–	(427)	(3,656)

Net book value at 31 March 2003	55	7,297	237	196	7,785

Net book value at 31 March 2002 (restated)	57	7,033	247	206	7,543

The classification of tangible fixed assets has been revised in line with that of National Grid Transco (note 1). The classification of balances at 1 April 2002 has been restated accordingly. Previously, tangible fixed assets were classified under the headings: land and buildings; mains and services; gas storage; plant and machinery; meters; and motor vehicles and office equipment.

The net book value of land and buildings comprises:

	2003	2002
At 31 March	£m	£m

Freehold	51	53
Long leasehold	2	2
Short leasehold	2	2

	55	57

Back to Contents

Notes to the accounts continued

12.	Fixed asset investments
	The Group
	The Group has £nil fixed asset investments as at 31 March 2003 (2002: £nil).

	The Company
Shares in subsidiary
		undertakings
		£m

	At 1 April 2002	875
	Additions	1
	Disposals	(860)

	Cost at 31 March 2003	16

	The disposals in the year reflect the disposal of British Transco Finance (No 4) Limited at a profit of £1m, subsequent to a call option in the equity of British Transco Finance (No 4) Limited sold in a prior period.

13.	Stocks
	The Group and the Company
		2003	2002
	At 31 March	£m	£m

	Raw materials and consumables	31	34

14.	Debtors
		The Group		The Company

		2003	2002	2003	2002
			Restated		Restated
	At 31 March	£m	£m	£m	£m

	Amounts falling due within one year
	Trade debtors	27	20	27	20
	Amounts owed by fellow subsidiary undertakings	11	200	4	200
	Other debtors	24	24	24	24
	Prepayments and accrued income	243	221	243	221

		305	465	298	465

	Amounts falling due after more than one year
	Amounts owed by parent undertaking	2,241	2,076	2,241	2,076

	Total debtors	2,546	2,541	2,539	2,541

	The classification of debtors has been revised in line with that of National Grid Transco (note 1). Comparatives have been restated accordingly and £134m of unbilled income at 31 March 2002 previously reported within trade debtors, is now included within prepayments and accrued income.

	Debtors are stated net of provisions for doubtful debts of £11m (2002: £9m). Amounts charged for doubtful debts against profit were £4m (15 months ended 31 March 2002: £2m credit).

15.	Creditors (amounts falling due within one year)
		The Group		The Company

		2003	2002	2003	2002
			Restated		Restated
	At 31 March	£m	£m	£m	£m

	Borrowings (note 17)	1,089	952	580	951
	Trade creditors and accruals	310	236	310	236
	Amounts owed to Group undertakings	–	–	544	912
	Amounts owed to fellow subsidiary undertakings	252	95	252	95
	Corporation tax	–	50	–	47
	Social security and other taxes	165	168	165	168
	Proposed dividend	–	93	–	93
	Other creditors	193	181	162	154
	Deferred income	200	194	200	194

		2,209	1,969	2,213	2,850

The classification of creditors has been revised in line with that of National Grid Transco (note 1). Prior period comparatives have been restated accordingly. The VAT creditor of £147m at 31 March 2002, previously reported under trade creditors, is now included within social security and other taxes and accrued interest of £125m at 31 March 2002, previously reported under accruals and deferred income, is now included within other creditors.

Other creditors include interest payable of £118m (2002: £125m).

Back to Contents
16.	Creditors (amounts falling due after more than one year)
	The Group		The Company

	2003	2002	2003	2002
		Restated		Restated
At 31 March	£m	£m	£m	£m

Borrowings (note 17)	4,082	4,228	2,838	2,619
Amounts owed to Group undertakings	–	–	1,447	1,814
Deferred income	977	928	977	928

	5,059	5,156	5,262	5,361

Deferred income mainly comprises contributions to capital projects.

17.	Borrowings

The following table analyses the Group’s total borrowings after taking account of currency and interest rate swaps.

	The Group		The Company

	2003	2002	2003	2002
		Restated		Restated
At 31 March	£m	£m	£m	£m

Amounts falling due within one year:
Bank loans and overdrafts	189	131	189	131
Commercial paper	–	8	–	8
Bonds	515	443	36	443
Borrowings from fellow subsidiary undertakings	349	353	349	352
Other loans	36	17	6	17

	1,089	952	580	951

Amounts falling due after more than one year:
Bonds	4,030	4,177	2,786	2,568
Other loans	52	51	52	51

	4,082	4,228	2,838	2,619

Total borrowings	5,171	5,180	3,418	3,570

Total borrowings are repayable as follows:

In one year or less	1,089	952	580	951
More than one year, but not more than two years	643	508	193	81
More than two years, but not more than three years	199	531	45	51
More than three years, but not more than four years	888	80	677	40
More than four years, but not more than five years	236	936	228	719
More than five years – other than by instalments	2,116	2,173	1,695	1,728

	5,171	5,180	3,418	3,570

None of the Group’s borrowings are secured by charges over the assets of the Group.

Bonds falling due after more than one year also include the amount of £65m (2002: £57m), including accretion of interest to 31 March 2003, in respect of a zero coupon bond due 2021, that had a market value of £290m (2002: £243m).

Back to Contents

Notes to the accounts continued

17.	Borrowings (continued)
The principal items included within Bonds are listed below. Unless otherwise indicated, these instruments were outstanding at both 31 March 2002 and 31 March 2003.

	Issuer	Description of instrument (notional amount)

	British Transco Finance (No 5) Limited	GBP 115 million Floating Rate Instruments due 2006
	British Transco Finance Inc	USD 300 million 6.625% Fixed Rate Instruments due 2018
	British Transco International Finance BV	USD 500 million 6.125% Fixed Rate Instruments due 2003
	British Transco International Finance BV	ITL 150,000 million 10.75% Fixed Rate Instruments due 2003
	British Transco International Finance BV	USD 250 million 6.25% Fixed Rate Instruments due 2003
	British Transco International Finance BV	USD 300 million 6.0% Fixed Rate Instruments due 2004
	British Transco International Finance BV	USD 350 million 6.625% Fixed Rate Instruments due 2004
	British Transco International Finance BV	ITL 250,000 million 5.25% Fixed Rate Instruments due 2005
	British Transco International Finance BV	USD 350 million 7.0% Fixed Rate Instruments due 2006
	British Transco International Finance BV	FRF 2,000 million 5.125% Fixed Rate Instruments due 2009
	British Transco International Finance BV	USD 1,500 million Zero Coupon Bond due 2021
	Transco plc*	JPY 55,000 million Floating Rate Instruments due 2002
	Transco plc*	GBP 200 million 8.125% Fixed Rate Instruments due 2003
	Transco plc	EUR 650 million 5.25% Fixed Rate Instruments due 2006
	Transco plc	GBP 250 million 6.125% Fixed Rate Instruments due 2006
	Transco plc	GBP 250 million 8.875% Fixed Rate Instruments due 2008
	Transco plc	AUD 500 million 7.0% Fixed Rate Instruments due 2008
	Transco plc	GBP 300 million 5.375% Fixed Rate Instruments due 2009
	Transco plc	GBP 250 million 6.0% Fixed Rate Instruments due 2017
	Transco plc	GBP 275 million 8.75% Fixed Rate Instruments due 2025
	Transco plc	GBP 50 million 6.2% Fixed Rate Instruments due 2028
	Transco plc	GBP 200 million 5.625% Fixed Rate Instruments due 2007

* Matured during the 12 months ended 31 March 2003

18.	Financial instruments
The Group’s treasury policy, including details of the nature, terms and credit risk associated with financial instruments with off-balance sheet risk is described on pages 11 to 12.

The Group’s counterparty exposure under foreign currency swaps and foreign exchange contracts was £320m (31 March 2002: £297m) and interest rate swaps £71m (31 March 2002: £32m).

The Group has no significant exposure to either individual counterparties or geographical groups of counterparties.

Short-term debtors and creditors, where permitted by the financial reporting standard on derivatives and other financial instruments (FRS 13), have been excluded from the following disclosures. It is assumed that because of short maturities, the fair value of short-term debtors and creditors approximates to their book values.

Currency and interest rate composition of financial liabilities
The currency and interest rate composition of the Group’s financial liabilities are shown in the table below after taking into account currency and interest rate swaps.

			Fixed rate liabilities

At 31 March 2003					Weighted
					average
				Weighted	period
		Variable		average	for which
	Total	rate	Fixed rate	interest rate	rate is fixed
	£m	£m	£m	%	Years

Sterling
Borrowings	5,171	2,488	2,683	6.1	5
Other financial liabilities	20	20	–	–	–

	5,191	2,508	2,683	6.1	5

At 31 March 2002

Sterling – Borrowings	5,180	1,878	3,302	6.1	7

At 31 March 2003 the weighted average interest rate on short-term borrowings of £1,089m (2002: £952m) was 7.4% (2002: 4.4%).

Substantially all of the variable rate borrowings are subject to interest rates which fluctuate with LIBOR (London Interbank Offered Rate).

In calculating the weighted average number of years for which interest rates are fixed, swaps which are cancellable at the option of the swap provider are taken to have a life based on the earliest date at which they can be cancelled.

Back to Contents
18.	Financial instruments (continued)
Currency and interest rate composition of financial assets
The currency and interest rate composition of the Group’s financial assets are shown in the table below after taking account of currency and interest rate swaps.

			Fixed rate assets

	Total	Non-interest bearing	Fixed rate	Weighted average interest rate	Weighted average period for which rate is fixed
At 31 March 2003	£m	£m	£m	%	Years

Sterling	3	–	3	4.0	0
US dollars	2	–	2	1.1	0
Other currencies	2	–	2	2.5	0

Cash and investments	7	–	7	–	–
Other financial assets (sterling)	2,241	2,241	–	–	–

	2,248	2,241	7	–	–

At 31 March 2002	Restated	Restated

Sterling	2	–	2	3.4	0
US dollars	1	–	1	1.8	0

Cash and investments	3	–	3	–	–
Other financial assets (sterling)	2,076	2,076	–	–	–

	2,079	2,076	3	–	–

Other financial assets comprises amounts owed by Transco’s immediate parent company, Transco Holdings plc. This amount was not previously disclosed as a financial asset, so the amounts for financial assets at 31 March 2002 have been restated accordingly in the table above and the following tables in this note.

The maturity profile of the Group’s financial liabilities and assets are shown in the tables below after taking into account currency and interest rate swaps.

Maturity of financial liabilities at 31 March	2003 £m	2002 £m

In one year or less	1,093	952
More than one year, but not more than two years	647	508
More than two years, but not more than three years	203	531
More than three years, but not more than four years	892	80
More than four years, but not more than five years	240	936
More than five years	2,116	2,173

	5,191	5,180

	2003	2002 Restated
Maturity of financial assets at 31 March	£m	£m

In one year or less	7	3
No maturity date	2,241	2,076

	2,248	2,079

Financial assets with no maturity date comprise amounts owed by Transco’s immediate parent company, Transco Holdings plc.

Fair values of financial instruments at 31 March	2003		2002

	Book value £m	Fair value £m	Book value Restated £m	Fair value Restated £m

Financial instruments held or issued to finance the Group’s operations:
Short-term borrowings	(1,089)	(1,093)	(952)	(952)
Long-term borrowings	(4,174)	(4,677)	(4,403)	(4,805)
Financial assets	2,248	2,248	2,079	2,079

Financial instruments held to manage the interest rate and currency profile:
Interest rate swaps	–	62	–	25
Forward foreign currency contracts and cross currency swaps	92	313	175	248

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting future cash flows at prevailing interest rates.

Back to Contents

Notes to the accounts continued

18.	Financial instruments (continued)
The notional principal amounts relating to financial instruments held to manage interest rate and currency profile for interest rate swaps and forward rate agreements, foreign currency contracts and cross-currency swaps, amounted to £3,846m (2002: £6,553m) and £3,428m (2002: £3,654m) respectively.

	Unrecognised gains £m	Unrecognised losses £m	Unrecognised net gain £m	Deferred gains £m	Deferred losses £m	Deferred net(loss) £m

Gains and (losses) on hedges at 1 April 2002	157	(59)	98	29	(85)	(56)
(Gains)/losses arising in previous years recognised in the year	(38)	32	(6)	(7)	14	7

Gains/(losses) arising in previous years not recognised in the year	119	(27)	92	22	(71)	(49)
Gains/(losses) arising in the year	227	(36)	191	12	(13)	(1)

Gains and (losses) on hedges at 31 March 2003	346	(63)	283	34	(84)	(50)

Of which:
Gains and (losses) expected to be recognised within one year	2	(1)	1	6	(12)	(6)
Gains and (losses) expected to be recognised after one year	344	(62)	282	28	(72)	(44)

Borrowing facilities
At 31 March 2003, the Group had undrawn committed borrowing facilities as shown below:

		2003 £m	2002 £m

	In one year or less	622	623
	More than one year, but not more than two years	–	24
	More than two years, but not more than three years	600	–
	More than three years, but not more than four years	–	600
	More than five years	–	39

		1,222	1,286

19.	Provisions for liabilities and charges
	The Group and the Company

	Environmental £m	Deferred taxation £m	Restructuring £m	Total £m

At 31 March 2002 (as previously reported)	102	635	47	784
Restatement of opening balances:
Accounting for deferred tax on an undiscounted basis (note 1)	–	623	–	623

At 31 March 2002 (restated)	102	1,258	47	1,407
Additions	–	18	154	172
Utilised	(10)	–	(125)	(135)
Unwinding of discount	6	–	–	6

At 31 March 2003	98	1,276	76	1,450

The environmental provision represents the net present value of statutory decontamination costs of old gas manufacturing sites (discounted at 4%). The anticipated timing of the cash flows for statutory decontamination cannot be predicted with certainty.

At 31 March 2003, £20m of the total restructuring provision (2002: £nil) consisted of provisions for costs in respect of surplus leasehold properties. The expected payment dates for property restructuring costs remain uncertain.

Deferred taxation comprises:

	Provided

At 31 March	2003	2002 Restated
	£m	£m

Accelerated capital allowances	1,277	1,269
Other timing differences	(1)	(11)

	1,276	1,258

Back to Contents
20.	Share capital

	Number of shares	Number of shares

At 31 March	2003 millions	2002 millions	2003 £m	2002 £m

Authorised
Ordinary shares of 1 2/15p each	6,052	6,052	69	69

Allotted and fully paid
Ordinary shares of 1 2/15p each	3,944	3,944	45	45

Transco plc is a wholly owned subsidiary undertaking of Transco Holdings plc.

21.	Reserves

	The Group			The Company

	Share premium account £m	Capital redemption reserve £m	Profit and loss account reserve £m	Share premium account £m	Capital redemption reserve £m	Profit and loss account reserve £m

At 31 March 2002 (as previously reported)	204	1,332	628	204	1,332	626
Restatement of opening balances:
Accounting for deferred tax on an undiscounted basis (note 1)	–	–	(623)	–	–	(623)

At 31 March 2002 (restated)	204	1,332	5	204	1,332	3
Retained profit for the year	–	–	63	–	–	68

At 31 March 2003	204	1,332	68	204	1,332	71

Transco is prohibited from declaring a dividend or other distribution unless it has certified that it is in compliance in all material respects with certain regulatory obligations, including a requirement to ensure it has sufficient financial resources and facilities to enable it to carry on its business and a requirement to use all reasonable endeavours to maintain an investment grade credit rating.

The Company has not presented its own profit and loss account as permitted by section 230 of the Companies Act 1985. Of the Group profit after taxation, £312m (12 months ended 31 March 2002: £350m, 3 months ended 31 March 2001: £253m, 15 months ended 31 March 2002: £603m, year ended 31 December 2000: £474m) is attributable to the Company.

22.	Reconciliation of movement in equity shareholders’ funds
The Group	12 months ended 31 Mar 2003	12 months ended 31 Mar 2002 Restated Unaudited	3 months ended 31 Mar 2001 Restated Unaudited	15 months ended 31 Mar 2002 Restated	12 months ended 31 Dec 2000 Restated
	£m	£m	£m	£m	£m

Profit for the period	307	361	254	615	478
Dividends	(244)	(352)	(102)	(454)	(352)

Net increase in equity shareholders’ funds	63	9	152	161	126
Equity shareholders’ funds at the start of the period	1,586	1,577	1,425	1,425	1,299

Equity shareholders’ funds at the end of the period	1,649	1,586	1,577	1,586	1,425

Back to Contents

Notes to the accounts continued

23.	Group cash flow statement
a) Reconciliation of operating profit to net cash inflow from operating activities before exceptional items

	12 months ended 31 Mar 2003 £m	12 months ended 31 Mar 2002 Restated Unaudited £m	3 months ended 31 Mar 2001 Restated Unaudited £m	15 months ended 31 Mar 2002 Restated £m	12 months ended 31 Dec 2000 Restated £m

Total operating profit	790	840	451	1,291	1,073
Exceptional operating items	146	100	–	100	–
Depreciation	385	371	93	464	332
Decrease/(increase) in stocks	3	(15)	4	(11)	7
(Increase)/decrease in debtors	(31)	(1)	234	233	43
Increase/(decrease) in creditors	161	(71)	347	276	13

Cash inflow from operating activities before exceptional items	1,454	1,224	1,129	2,353	1,468

b) Reconciliation of net cash flow to movement in net debt

	12 months ended 31 Mar 2003 £m	12 months ended 31 Mar 2002 Unaudited £m	3 months ended 31 Mar 2001 Unaudited £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m

Movement in cash and overdrafts	23	(37)	8	(29)	6
Net cash inflow from the management of liquid resources	4	(1)	(54)	(55)	(210)
Decrease/(increase) in borrowings	8	(550)	850	300	173

Change in net debt resulting from cash flows	35	(588)	804	216	(31)
Other non-cash movements	(22)	(56)	(6)	(62)	(34)

Movement in net debt in the period	13	(644)	798	154	(65)
Net debt at the start of the period	(5,177)	(4,533)	(5,331)	(5,331)	(5,266)

Net debt at the end of the period	(5,164)	(5,177)	(4,533)	(5,177)	(5,331)

Back to Contents
23.	Group cash flow statement (continued)

c) Analysis of changes in net debt

	At 1 Jan 2000 £m	Cash Flow £m	Non-cash Movements £m	Other Movements £m	At 31 Dec 2000 £m

Cash at bank and in hand	1	–	–	–	1
Bank overdrafts	(14)	6	–	–	(8)
		6
Current asset investments	267	(210)	–	1	58
Borrowings due within one year	(1,816)	361	(544)	(13)	(2,012)
Borrowings due after one year	(3,704)	(188)	544	(22)	(3,370)
		173

	(5,266)	(31)	–	(34)	(5,331)

	At 1 Jan 2001 £m	Cash Flow Unaudited £m	Non–cash Movements Unaudited £m	Other Movements Unaudited £m	At 31 Mar 2001 Unaudited £m

Cash at bank and in hand	1	–	–	–	1
Bank overdrafts	(8)	8	–	–	–
		8
Current asset investments	58	(54)	–	–	4
Borrowings due within one year	(2,012)	1,067	(8)	(6)	(959)
Borrowings due after one year	(3,370)	(217)	8	–	(3,579)
		850

	(5,331)	804	–	(6)	(4,533)

	At 1 Apr 2001 Unaudited £m	Cash Flow Unaudited £m	Non-cash Movements Unaudited £m	Other Movements Unaudited £m	At 31 Mar 2002 £m

Cash at bank and in hand	1	(1)	–	–	–
Bank overdrafts	–	(36)	–	–	(36)
		(37)
Current asset investments	4	(1)	–	–	3
Borrowings due within one year	(959)	509	(468)	2	(916)
Borrowings due after one year	(3,579)	(1,059)	468	(58)	(4,228)
		(550)

	(4,533)	(588)	–	(56)	(5,177)

	At 1 Jan 2001 £m	Cash Flow £m	Non-cash Movements £m	Other Movements £m	At 31 Mar 2002 £m

Cash at bank and in hand	1	(1)	–	–	–
Bank overdrafts	(8)	(28)	–	–	(36)
		(29)
Current asset investments	58	(55)	–	–	3
Borrowings due within one year	(2,012)	1,576	(476)	(4)	(916)
Borrowings due after one year	(3,370)	(1,276)	476	(58)	(4,228)
		300

	(5,331)	216	–	(62)	(5,177)

	At 1 Apr 2002 £m	Cash Flow £m	Non-cash Movements £m	Other Movements £m	At 31 Mar 2003 £m

Cash at bank and in hand	–	–	–	–	–
Bank overdrafts	(36)	23	–	–	(13)
		23
Current asset investments	3	4	–	–	7
Borrowings due within one year	(916)	395	(543)	(12)	(1,076)
Borrowings due after one year	(4,228)	(387)	543	(10)	(4,082)
		8

	(5,177)	35	–	(22)	(5,164)

Back to Contents

Notes to the accounts continued

24.	Related party transactions

Prior to 23 October 2000 Transco was a member of BG Group, between 23 October 2000 and 21 October 2002 Transco was a member of the Lattice Group and from 21 October 2002 a member of National Grid Transco. As explained in note 25, Transco plc continues to provide certain financial and performance guarantees to BG Group companies on an arm’s length basis.

Transactions between Transco and its subsidiary undertakings and other subsidiary undertakings, joint ventures and associated undertakings of National Grid Transco plc from 21 October 2002, Lattice Group plc between 23 October 2000 and 21 October 2002, and BG Group plc prior to 23 October 2000, were as follows:

	12 months ended 31 Mar 2003 £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m

Sales:
Supply of common services and materials	42	6	1
Investment in subsidiary undertaking	–	10	–
Tangible fixed assets	1	26	20

Purchases of services:
Pensions costs other than payments to the Group Pension Schemes	42	50	9
Corporate services	27	47	63
Insurance premiums and services	14	19	15
Property rentals and services	27	29	32
Technical services	37	56	37
Vehicle leasing and management	32	47	37
Operational services	22	–	–
Purchase of tangible fixed assets:
Motor vehicles and office equipment	24	48	16
Construction services	169	5	4

Charges are determined on an arm’s length basis or by direct recharge of costs incurred and are ordinarily settled one month in arrears. There were no amounts written-off in the year in respect of debts due to or from related parties (15 months ended 31 March 2002: £nil, 12 months ended 31 December 2000: £nil).

Amounts owed by other National Grid Transco group undertakings are shown in note 14 and amounts owed to other National Grid Transco group undertakings are shown in notes 15, 16 and 17.

25.	Commitments and contingencies

a) Future capital expenditure
As at 31 March 2003, the Group had placed contracts for capital expenditure (tangible fixed assets) amounting to £148m (2002: £170m).

b) Lease commitments
At 31 March 2003, the Group’s operating lease commitments for the financial year ending 31 March 2004 amounted to £27m (2002: £22m) and are analysed by lease expiry date as follows:

	Land and buildings		Other		Total

At 31 March	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m

Expiring:
In one year or less	2	–	5	2	7	2
In more than one year, but not more than five years	–	3	7	8	7	11
In more than five years	13	9	–	–	13	9

	15	12	12	10	27	22

Total commitments under non-cancellable operating leases were as follows:

At 31 March	2003 £m	2002 £m

Amounts due:
In one year or less	27	22
In more than one year, but not more than two years	20	18
In more than two years, but not more than three years	14	11
In more than three years, but not more than four years	13	10
In more than four years, but not more than five years	13	9
In more than five years	87	63

	174	133

Back to Contents

25.	Commitments and contingencies (continued)

c) Third party contingencies
Transco has outstanding BG Group related commitments and contingencies amounting to £13m at 31 March 2003 (2002: £441m), arising from the restructuring of BG Group in 1999. BG Group has been working with the Group since early 1999 to remove all the relevant guarantees or to find an alternative guarantor which is not part of the Group. For any guarantees that have not been replaced, the Group will continue to provide such guarantees on an arm’s length basis until they are removed or replaced.

During the year ended 31 March 2003, Transco was released from financial guarantees given as part of the Centrica demerger in 1997 as to the performance by Centrica of certain long-term interruptible gas supply contracts.

d) Other commitments and contingencies
The value of other Group commitments and contingencies at 31 March 2003 amounted to £73m (2002: £70m), including a performance guarantee of £24m (2002: £26m) relating to certain property obligations of a National Grid Transco Group undertaking.

e) Parent company loan guarantees on behalf of Group undertakings
The Company has guaranteed the repayment of principal sums, any associated premium and interest on specific loans due from its financial subsidiary undertakings to third parties. At 31 March 2003, the sterling equivalent amounted to £1,816m (2002: £1,868m).

f) Larkhall prosecution
As a result of a fatal accident at Larkhall, Lanarkshire in December 1999 in which four people died, the Company has been served with proceedings alleging breach of section 3 of the Health and Safety at Work Act 1974. On indictment, the maximum penalty under section 3 is an unlimited fine.

26.	Ultimate parent company
Transco plc’s immediate parent company is Transco Holdings plc. The ultimate parent company, and controlling party, is National Grid Transco plc, which is registered in England and Wales. Both Transco Holdings plc and National Grid Transco plc consolidate the accounts of Transco plc. Copies of the consolidated accounts of Transco Holdings plc and copies of the consolidated accounts of National Grid Transco plc may be obtained from the Company Secretary, 1-3 Strand, London WC2N 5EH.

27.	Principal subsidiary undertakings
The principal subsidiary undertakings included in the Group accounts at 31 March 2003 are listed below. These undertakings are wholly-owned.

Country of operation
as at 31 March 2003	and incorporation	Principal activity

Transco Metering Services Limited	UK	Gas metering services
British Transco International Finance B.V.	The Netherlands	Financing
British Transco Finance Inc.	USA	Financing
British Transco Capital Inc.	USA	Financing

A full list of all Group and associated undertakings will be attached to the Company’s Annual Return to be filed with the Registrar of Companies.

28.	Summary US GAAP income statement, balance sheet, notes and associated reconciliations
The Group prepares its consolidated accounts in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP), which differs in certain respects from United States Generally Accepted Accounting Principles (US GAAP).

The most significant difference between UK and US GAAP is that, under UK GAAP, the combination of National Grid Group and Lattice, including Transco, has been accounted for as a merger (pooling of interests), while under US GAAP this transaction is accounted for as an acquisition (purchase accounting) of Lattice, including Transco, by National Grid. Consequently, under UK GAAP, the assets and liabilities of Transco are stated on a historical cost basis for all periods presented, but under US GAAP are presented at their fair value as at 21 October 2002 for periods ending after that date.

The income statements and balance sheets below are presented in a US GAAP format. The balance sheet as at 31 March 2003 includes the fair value of the acquired assets and liabilities of Transco prepared under US GAAP. A summary of the principal differences between UK and US GAAP are shown in note 29.

Back to Contents

Notes to the accounts continued

28.	Summary US GAAP income statement, balance sheet, notes and associated reconciliations (continued)
Summary US GAAP income statement

	12 months ended 31 Mar 2003 Pre- acquisition	12 months ended 31 Mar 2003 Post acquisition	12 months ended 31 Mar 2003 Total	12 months ended 31 Mar 2002 Unaudited	3 months ended 31 Mar 2001 Unaudited	15 months ended 31 Mar 2002	12 months ended 31 Dec 2000
	£m	£m	£m	£m	£m	£m	£m

Turnover	1,375	1,646	3,021	2,980	942	3,922	2,975
Operating costs:
Depreciation	(261)	(311)	(572)	(479)	(107)	(586)	(390)
Payroll costs	(266)	(196)	(462)	(490)	(120)	(610)	(471)
Purchases of gas	(52)	(56)	(108)	(112)	(39)	(151)	(82)
Rates	(130)	(105)	(235)	(231)	(56)	(287)	(213)
Other operating charges	(365)	(264)	(629)	(524)	(121)	(645)	(593)
	(1,074)	(932)	(2,006)	(1,836)	(443)	(2,279)	(1,749)

Operating profit	301	714	1,015	1,144	499	1,643	1,226
Non-operating expenses	(3)	(10)	(13)	9	1	10	(15)

Profit before interest	298	704	1,002	1,153	500	1,653	1,211
Net interest expense	(62)	(80)	(142)	(338)	28	(310)	(364)

Profit on ordinary activities before taxation	236	624	860	815	528	1,343	847
Taxation	(74)	(198)	(272)	(267)	(125)	(392)	(207)

Net income for the period	162	426	588	548	403	951	640

Consolidated statement of comprehensive income and changes in shareholders’ equity under US GAAP

	12 months ended 31 Mar 2003 Pre- acquisition	12 months ended 31 Mar 2003 Post acquisition	12 months ended 31 Mar 2003 Total	12 months ended 31 Mar 2002 Unaudited	3 months ended 31 Mar 2001 Unaudited	15 months ended 31 Mar 2002	12 months ended 31 Dec 2000
	£m	£m	£m	£m	£m	£m	£m

Net income	162	426	588	548	403	951	640
Exchange adjustments	6	–	6	12	(31)	(19)	–

Comprehensive income	168	426	594	560	372	932	640
Dividends	(217)	(120)	(337)	(361)	(71)	(432)	(400)
Increase in equity resulting from ‘push down’ accounting from the Merger	–	5,602	5,602	–	–	–	–
Shareholders’ equity at beginning of period	4,172	4,123	4,172	3,973	3,672	3,672	3,432

Shareholders’ equity at end of period	4,123	10,031	10,031	4,172	3,973	4,172	3,672

Back to Contents
28.	Summary US GAAP income statement, balance sheet, notes and associated reconciliations (continued)
Reconciliation of summary income statement to US GAAP

12 months ended 31 March 2003	Pre-acquisition period			Post-acquisition period			Total

	UK GAAP	US GAAP adjustments	UK GAAP	UK GAAP	US GAAP adjustments	US GAAP	US GAAP
	£m	£m	£m	£m	£m	£m	£m

Turnover	1,383	(8)	1,375	1,654	(8)	1,646	3,021
Operating costs
Depreciation	(214)	(47)	(261)	(171)	(140)	(311)	(572)
Payroll costs	(251)	(15)	(266)	(188)	(8)	(196)	(462)
Purchases of gas	(52)	–	(52)	(56)	–	(56)	(108)
Rates	(130)	–	(130)	(105)	–	(105)	(235)
Replacement expenditure	(239)	239	–	(166)	166	–	–
Other operating charges	(365)	–	(365)	(310)	46	(264)	(629)
	(1,251)	177	(1,074)	(996)	64	(932)	(2,006)

Operating profit	132	169	301	658	56	714	1,015
Non-operating expenses	(3)	–	(3)	(10)	–	(10)	(13)

Profit before interest	129	169	298	648	56	704	1,002
Net interest expense	(169)	107	(62)	(153)	73	(80)	(142)

Profit/(loss) on ordinary activities before taxation	(40)	276	236	495	129	624	860
Taxation	11	(85)	(74)	(159)	(39)	(198)	(272)

Net income for the period	(29)	191	162	336	90	426	588

15 months ended 31 March 2002	12 months ended 31 March 2002			3 months ended 31 March 2001			Total

	UK GAAP Restated Unaudited £m	US GAAP adjustments Unaudited £m	US GAAP Unaudited £m	UK GAAP Restated Unaudited £m	US GAAP adjustments Unaudited £m	US GAAP Unaudited £m	US GAAP £m

Turnover	2,980	–	2,980	942	–	942	3,922
Operating costs
Depreciation	(421)	(58)	(479)	(93)	(14)	(107)	(586)
Payroll costs	(484)	(6)	(490)	(118)	(2)	(120)	(610)
Purchases of gas	(112)	–	(112)	(39)	–	(39)	(151)
Rates	(231)	–	(231)	(56)	–	(56)	(287)
Replacement expenditure	(368)	368	–	(64)	64	–	–
Other operating charges	(524)	–	(524)	(121)	–	(121)	(645)
	(2,140)	304	(1,836)	(491)	48	(443)	(2,279)

Operating profit	840	304	1,144	451	48	499	1,643
Non-operating expenses	9	–	9	1	–	1	10

Profit before interest	849	304	1,153	452	48	500	1,653
Net interest expense	(332)	(6)	(338)	(86)	114	28	(310)

Profit on ordinary activities before taxation	517	298	815	366	162	528	1,343
Taxation	(156)	(111)	(267)	(112)	(13)	(125)	(392)

Net income for the period	361	187	548	254	149	403	951

12 months ended 31 December 2000	UK GAAP Restated £m	US GAAP adjustments £m	US GAAP £m

Turnover	2,975	–	2,975
Operating costs
Depreciation	(332)	(58)	(390)
Payroll costs	(433)	(38)	(471)
Purchases of gas	(82)	–	(82)
Rates	(213)	–	(213)
Replacement expenditure	(249)	249	–
Other operating charges	(593)	–	(593)
	(1,902)	153	(1,749)

Operating profit	1,073	153	1,226
Non-operating expenses	(15)	–	(15)

Profit before interest	1,058	153	1,211
Net interest expense	(360)	(4)	(364)

Profit on ordinary activities before taxation	698	149	847
Taxation	(220)	13	(207)

Net income for the year	478	162	640

Back to Contents

Notes to the accounts continued

28.	Summary US GAAP income statement, balance sheet, notes and associated reconciliations (continued)
Summary US GAAP balance sheet

	2003	2002
At 31 March	£m	£m

Assets
Current assets
Marketable securities	7	3
Accounts and notes receivable	27	20
Inventories	31	34
Amounts owed by related parties	11	200
Prepaid expenses	655	619

Total current assets	731	876
Goodwill	3,793	–
Property, plant and equipment	13,582	10,255
Amounts owed by related parties	2,241	2,076

Total assets	20,347	13,207

Liabilities and shareholders’ equity
Cash overdrafts	13	36
Accounts payable	341	244
Short-term borrowings	1,076	1,021
Income taxes	–	50
Other accrued liabilities	670	659
Amounts owed to related parties	252	95

Total current liabilities	2,352	2,105
Long-term borrowings and capital lease obligations	4,504	4,408
Other liabilities	135	114
Deferred income taxes	3,325	2,408

Total liabilities	10,316	9,035

Shareholders’ equity
Common stock	45	45
Paid in surplus arising from purchase accounting	9,680	–
Additional paid in capital	–	1,536
Retained earnings	306	2,610
Other comprehensive income/(loss)	–	(19)

Equity shareholders’ funds	10,031	4,172

Total liabilities and shareholders’ equity	20,347	13,207

Segmental information under US GAAP
A geographical analysis of results and assets is not provided as Transco’s operations are all undertaken in the UK for UK customers.

	12 months	12 months	12 months	12 months	3 months	15 months	12 months
	ended	ended	ended	ended	ended	ended	ended
	31 Mar 2003	31 Mar 2003	31 Mar 2003	31 Mar 2002	31 Mar 2001	31 Mar 2002	31 Dec 2000
	Pre-	Post	Total
	acquisition	acquisition		Unaudited	Unaudited
	£m	£m	£m	£m	£m	£m	£m

Turnover by business segment:
Continuing operations
UK gas distribution	850	1,239	2,089	2,013	701	2,714	2,049
UK gas transmission	287	264	551	528	137	665	509
Other	254	174	428	439	104	543	417
Sales between businesses	(16)	(31)	(47)	–	–	–	–

	1,375	1,646	3,021	2,980	942	3,922	2,975

Operating profit by business segment:
Continuing operations
UK gas distribution	187	567	754	865	425	1,290	860
UK gas transmission	113	96	209	184	70	254	242
Other	1	51	52	95	4	99	124

	301	714	1,015	1,144	499	1,643	1,226

	Fixed assets		Goodwill

	31 Mar 2003 £m	31 Mar 2002 £m	31 Mar 2003 £m	31 Mar 2002 £m

Analysis by business sector:
Continuing operations
UK gas distribution	10,152	7,162	3,040	–
UK gas transmission	2,480	1,685	753	–
Other	950	1,408	–	–

	13,582	10,255	3,793	–

Back to Contents

28.	Summary US GAAP income statement, balance sheet, notes and associated reconciliations (continued)
Reconciliation of net income to US GAAP

The following is a summary of the material adjustments to net income that would have been required if US GAAP had been applied instead of UK GAAP.

	12 months ended 31 Mar 2003 Pre- acquisition	12 months ended 31 Mar 2003 Post acquisition	12 months ended 31 Mar 2003 Total	12 months ended 31 Mar 2002 Restated Unaudited	3 months ended 31 Mar 2001 Restated Unaudited	15 months ended 31 Mar 2002 Restated	12 months ended 31 Dec 2000 Restated
	£m	£m	£m	£m	£m	£m	£m

Net income under UK GAAP	(29)	336	307	361	254	615	478

Adjustments to conform with US GAAP
Deferred taxation	(85)	(39)	(124)	(111)	(13)	(124)	13
Share option schemes	(15)	(8)	(23)	(6)	(2)	(8)	(38)
Tangible fixed assets – acquisition by National Grid Transco	–	(148)	(148)	–	–	–	–
Replacement expenditure	239	166	405	368	64	432	249
Tangible fixed assets – replacement expenditure	(47)	–	(47)	(58)	(14)	(72)	(58)
Financial instruments:
FAS 133 transition adjustment	–	–	–	–	49	49	–
Other	107	73	180	(6)	65	59	(4)
Recognition of income	(8)	(8)	(16)	–	–	–	–
Merger costs	–	8	8	–	–	–	–
Restructuring – acquisition by National Grid Transco	–	46	46	–	–	–	–
Total US GAAP adjustments	191	90	281	187	149	336	162

Net income under US GAAP	162	426	588	548	403	951	640

Reconciliation of equity shareholders’ funds to US GAAP
The following is a summary of the material adjustments to equity shareholders’ funds that would have been required if US GAAP had been applied instead of UK GAAP.

	31 Mar 2003	31 Mar 2002
		Restated
	£m	£m

Equity shareholders’ funds under UK GAAP	1,649	1,586 (i)

Adjustments to conform with US GAAP
Tangible fixed assets – replacement expenditure	166	3,661
Tangible fixed assets – acquisition by National Grid Transco	6,621	–
Deferred taxation	(2,049)	(1,150)
Share option schemes	(31)	(8)
Ordinary dividends	–	93
Financial instruments:
FAS 133 transition adjustment	–	(150)
Other	(96)	140
Severance liabilities	(6)	–
Recognition of income	(16)	–
Goodwill – acquisition by National Grid Transco	3,793	–
Total US GAAP adjustments	8,382	2,586

Equity shareholders’ funds under US GAAP	10,031	4,172

i) Previously reported as £2,209m before adjustment of £623m relating to the change in accounting policy for deferred tax (see note 1, page 25).

Back to Contents

28.	Summary US GAAP income statement, balance sheet, notes and associated reconciliations (continued)
Group cash flow statement

The Group accounts include a cash flow statement prepared in accordance with UK Financial Reporting Standard 1, ‘Cash Flow Statements (revised 1996)’ (FRS 1(revised)), the objectives and principles of which are substantially the same as US Statement of Financial Accounting Standards 95 ‘Statement of Cash Flows’ (SFAS 95) under US GAAP. The principal differences between FRS 1 (revised) and SFAS 95 relate to the classification of items within the cash flow statement and the definition of cash and cash equivalents. Under UK GAAP cash flows are classified under nine standard headings whereas US GAAP only requires presentation of cash flows from three activities: operating activities, investing activities and financing activities.

Under US GAAP, in contrast to UK GAAP, cash and cash equivalents do not include bank overdrafts, but do include investments with original maturities of three months or less.

Set out below is a summary of the Group cash flow statement under US GAAP:

	12 months ended 31 Mar 2003 Pre- acquisition	12 months ended 31 Mar 2003 Post acquisition	12 months ended 31 Mar 2003 Total	12 months ended 31 Mar 2002 Unaudited	3 months ended 31 Mar 2001 Unaudited	15 months ended 31 Mar 2002	12 months ended 31 Dec 2000
	£m	£m	£m	£m	£m	£m	£m

Net cash provided by operating activities	39	910	949	709	1,028	1,737	890
Investing activities:
Payments to acquire tangible fixed assets	(333)	(284)	(617)	(787)	(158)	(945)	(610)
Receipts from disposal of investments	1	–	1	13	–	13	7
Other	–	12	12	31	5	36	4
Net cash used in investing activities	(332)	(272)	(604)	(743)	(153)	(896)	(599)
Net cash (used in)/provided by financing activities	293	(638)	(345)	33	(875)	(842)	(291)

Net decrease in cash and cash equivalents	–	–	–	(1)	–	(1)	–
Cash and cash equivalents at the beginning of the period	–	–	–	1	1	1	1

Cash and cash equivalents at the end of the period	–	–	–	–	1	–	1

Reconciliation of US GAAP to UK GAAP cash flow headings
i) Net cash provided by operating activities comprises net cash inflow from operating activities, returns on investments and servicing of finance, excluding costs relating to the issue of debt, and taxation.
ii) Net cash used in investing activities comprise capital expenditure, acquisitions and disposals and the component of management of liquid resources which comprises deposits with an original maturity of more than three months.
iii) Net cash (used in)/provided by financing activities comprises equity dividends paid, financing, including costs relating to the issue of debt, and movements in bank overdrafts.

29.	Principal differences between UK and US accounting principles The principal differences between UK and US GAAP, as applied in preparing the Group accounts under US GAAP, are set out below.

Acquisition (purchase) accounting adjustments
Under US GAAP purchase accounting, the purchase price of Lattice by National Grid Transco is allocated to the acquired assets and liabilities of Lattice, including Transco, and the assets and liabilities of Transco are reported at those revised values.

In order to determine the allocation of purchase price related to the acquired assets and liabilities of Transco under US GAAP purchase accounting, the cost of acquisition of Lattice has been calculated using the market value of the shares issued, the fair value of vested options exchanged and direct external acquisition costs and then allocated to the fair value of net assets acquired. As a result of the fair value exercise, increases in the value of Transco’s tangible fixed assets, financial instruments, and restructuring provisions were recognised, together with the recognition of appropriate deferred taxation effects. The difference between the cost of acquisition attributable to Transco and the fair value of the separable assets and liabilities of Transco has been recorded as goodwill. Additional depreciation in respect of the fair value of tangible fixed assets will be recorded over their respective useful economic lives.

The adjustments to the assets and liabilities of Transco to reflect the fair values and allocation of the excess purchase consideration over the fair values of net assets acquired, based on management’s best estimates of fair value, are discussed below. The fair value adjustments to UK gas distribution, and UK gas transmission fixed assets, the restructuring provision and the related deferred tax thereon are provisional and may be subject to revision during the year ending 31 March 2004.

a) The total purchase consideration for Lattice was calculated by multiplying the number of National Grid shares issued to Lattice shareholders for all outstanding Lattice shares by the average fair value of National Grid shares. The average fair value of National Grid shares was calculated over a period of five business days, including two days prior and to two days subsequent to the announcement of the merger on 22 April 2002.

The total purchase consideration also included the fair value of Lattice vested options exchanged for vested options in National Grid Transco. The total number of Lattice vested options was multiplied by the respective fair value of each of the ordinary shares and American Depositary Receipt plans determined at 22 April 2002.

The total purchase consideration of Lattice has been allocated to the individual businesses of Lattice, including Transco, using estimated business valuations prepared by external advisers to the Merger.

Back to Contents
29.	Principal differences between UK and US accounting principles (continued)

b) The increase in the fair value of £6,769m of tangible fixed assets relates to UK gas distribution and UK gas transmission. It was determined by calculating the value in use of these business segments. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital. Future cash flows are based on a five year plan, projected out to perpetuity. The fair value of other tangible fixed assets, comprising gas metering assets, was determined using management’s estimate of their depreciated replacement costs, based on current costs of replacing meters and expected remaining useful economic lives.

c) Restructuring costs (£60m) represent the costs being incurred in respect of the integration of activities within the newly merged National Grid Transco group and relate primarily to redundancy and property relocation costs.

d) Deferred tax has been computed on the excess of the fair value over book value, other than for goodwill, using the applicable statutory UK tax rates.

e) The portion of goodwill arising on the Merger that the Directors at National Grid Transco deem to relate to Transco has been ‘pushed down’ and recognised in the Transco accounts.

Deferred taxation
Under UK GAAP, deferred taxation is provided in full on all material timing differences with certain exceptions, as outlined in Accounting policies –Deferred taxation. Under US GAAP, deferred tax is provided in full, using the liability method, and requires the recognition of deferred taxation on all timing differences except for non-tax deductible goodwill.

The deferred tax liability under US GAAP is analysed as follows:
	2003	2002
	£m	£m

Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	3,313	2,375
Other temporary differences	74	95
Deferred taxation assets:
Other temporary differences	(62)	(62)

	3,325	2,408

Analysed as follows:
Current	29	–
Non-current	3,296	2,408

	3,325	2,408

Pensions
Since 1999, Transco has operated under a multi-employer pension scheme, the Lattice Group Pension Scheme, which is held by Lattice Group plc, an intermediate holding company of Transco. As such, no adjustment is required under US GAAP and the fair value of the pension liability at the date of the Merger has not been pushed down into the Transco accounts.

Share option schemes
As permitted under UK GAAP, no cost is accrued for share options awarded under the Sharesave scheme where the exercise price of the options is below the market value at the date of grant. In respect of the grant of options under the Executive scheme, no cost is accrued under UK GAAP, as the exercise price is equivalent to the market value at the date of grant.

Under US GAAP, a charge is made against net income based on the fair value of grants in accordance with SFAS 123 ‘Accounting for Stock Based Compensation’. Disclosures are provided in accordance with SFAS 123 and SFAS 148 ‘Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of FAS No. 123’.

Back to Contents

Notes to the accounts continued

29.	Principal differences between UK and US accounting principles (continued)
	Movements in share options held by Transco employees are analysed as follows:

						National Grid
		National Grid			BG Group	Transco
		Transco	Lattice Group	BG Group	Executive	Executive
		Sharesave	Sharesave	Sharesave	Share	Share
		Scheme	Scheme	Scheme	Scheme	Scheme
		options	options	options	options	options
		m	m	m	m	m

	Outstanding at 1 January 2000	–	–	52	1	–
	Granted	–	65	–	–	–
	Exercised	–	–	(32)	(1)	–
	Lapsed	–	–	(19)	–	–

	Outstanding at 31 December 2000	–	–	1	–	–

	Exercisable at 31 December 2000	–	–	–	–	–
	Option price range at 31 December 2000 (£)	–	1.18	1.36-2.85	0.74	–
	Option price range for exercise options (£)	–	–	1.36-2.85	1.75-2.36	–

	Outstanding at 1 January 2001	–	65	1	–	–
	Granted	–	9	–	–	–
	Exercised	–	–	–	–	–
	Transferred	–	(2)	–	–	–
	Lapsed	–	(2)	–	–	–

	Outstanding at 31 March 2002	–	70	1	–	–

	Exercisable at 31 March 2002	–	–	–	–	–
	Option price range at 31 March 2002 (£)	–	1.18-1.29	1.36-2.85	0.74	–
	Option price range for exercise options (£)	–	1.18	1.36-2.85	0.74	–

	Outstanding at 1 April 2002	–	70	1	–	–
	Granted	–	–	–	–	–
	Exercised	–	–	*	–	–
	Lapsed	–	(2)	*	–	–

	Outstanding at 21 October 2002	–	68	*	–	–
	Transferred to National grid Transco options	–	(63)	–	–	–
	Granted	24	–	–	–	*
	Exercised	–	(1)	*	–	–
	Lapsed	(1)	(3)	*	–	–

	Outstanding at 31 March 2003	23	1	*	–	*

	Exercisable at 31 March 2003	–	1	–	–	–
	Option price range at 31 March 2003 (£)	3.145-3.44	1.18-1.29	2.40	–	4.3425
	Option price range for exercise options (£)	–	1.18-1.29	–	–	–

	* Less than 0.5 million
The average fair value of the options granted during each of the three financial years ended 31 March 2003 are estimated as follows:

	12 months		15 months		12 months
	ended		ended		ended
	31 Mar 2003	(i)	31 Mar 2002	(ii)	31 Dec 2000	(ii)

Where the exercise price is less than the market price at the date of grant	123.0	p	129.0	p	118.0	p
Where the exercise price is equal to the market price at the date of grant	50.0	p	–		–

The fair value of the options granted are estimated using the Black-Scholes European option pricing model using the following principal assumptions:

	12 months		15 months		12 months
	ended		ended		ended
	31 Mar 2003	(i)	31 Mar 2002	(ii)	31 Dec 2000	(ii)

Dividend yield (%)	3.5		5.0		4.7
Volatility (%)	35.0		35.0		34.0
Risk-free investment rate (%)	4.4		5.4		5.4
Average life (years)	4.0		4.0		4.0

i) In respect of National Grid Transco shares. ii) In respect of Lattice shares.

The compensation cost charged is £23m for the 12 months ended 31 March 2003 (12 months ended 31 March 2002: £6m; 3 months ended 31 March 2001: £2m; 15 months ended 31 March 2002: £8m; and 12 months ended 31 December 2000: £nil).

On Demerger, BG Group plc incurred costs of £38m in the 12 months ended 31 December 2000, in addition to PAYE and National Insurance costs, relating to the termination of the BG Employee Sharesave Scheme. For US reporting purposes only, a proportion of this charge is attributable to Transco. Neither Transco nor its then ultimate parent company, Lattice Group plc, incurred any cash outflow in relation to this transaction and it was accounted for as a capital contribution with a nil net impact on US reported shareholders’ funds.

Back to Contents
29.	Principal differences between UK and US accounting principles (continued) Ordinary dividends

Under UK GAAP, final ordinary dividends are provided for in the year in respect of which they are proposed by the Board of Directors for approval by the shareholders. Under US GAAP, dividends are not provided until declared.

Tangible fixed assets – replacement expenditure
Under UK GAAP the Group charges to the profit and loss account replacement expenditure on certain components of plant and equipment, which is principally undertaken to repair and to maintain the safety of the pipeline system. Under US GAAP such expenditure is capitalised and depreciated over the assets’ useful lives. At the date of the Merger, the accumulated adjustment to tangible fixed assets in respect of replacement expenditure amounting to £3,853m was subsumed into the fair value of the tangible fixed assets at that date.

Financial instruments
Under UK GAAP, gains and losses on swap terminations and swaption premiums are capitalised and amortised over the life of the underlying hedged instrument. Under US GAAP, such realised gains and losses have been taken to the income statement immediately.

Under UK GAAP, derivative financial instruments that qualify for hedge accounting are recorded at their historical cost, if any, and are not re-measured. Any related monetary assets or liabilities, including foreign currency borrowings are translated at the hedged rate. In addition, under UK GAAP, it is permissible to hedge account for the net assets of overseas operations with hedging instruments denominated in currencies other than the functional currencies of the overseas operations.

Under US GAAP, as required by SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’, all derivative financial instruments, including derivatives embedded within other contracts, are required to be recognised in the balance sheet as either assets or liabilities and measured at fair value. SFAS 133 only permits hedge accounting in specific circumstances, where the hedge is identified as one of three types: fair value, cash flow, or foreign currency exposures of net investments in foreign operations. Provided that it can be demonstrated that the hedge is highly effective and the relevant hedging criteria have been met, then in respect of fair value hedges, both the change in fair value of the derivative and hedged item are reflected in net income in the period of the change; for cash flow hedges and hedges of foreign currency exposures of net investments in foreign operations, changes in fair value are reflected through other comprehensive income. In the event that the conditions for hedge accounting are not met, then changes in the fair value of a derivative are reflected in net income.

The primary differences that arise between UK GAAP and US GAAP result from the different criteria that are applied under UK GAAP and US GAAP to permit the use of hedge accounting, and the application of different measurement criteria.

Recognition of income
Under US GAAP, income is recognised in the period that the service is provided up to the maximum revenue allowed under the terms of the relevant regulatory regime. Under UK GAAP, any income received or receivable in excess of the maximum revenue allowed for the period, under the terms of the relevant regulatory regime, is recognised as income, where prices would be reduced in a future period.

Severance and integration costs
Under UK GAAP, severance costs are provided for in the accounts if it is determined that a constructive or legal obligation has arisen from a restructuring programme where it is probable that it will result in the outflow of economic benefits and the costs involved can be estimated with reasonable accuracy. Under US GAAP, severance costs are recognised when the employees accept the severance offer. In addition, where the number of employees leaving results in a significant reduction in the accrual of pension benefits for employees’ future service (a curtailment under US GAAP), the effects are reflected as part of the cost of such termination benefits. Accordingly, timing differences between UK GAAP and US GAAP arise on the recognition of such costs.

Goodwill – acquisition by National Grid Transco
Under UK GAAP the combination of National Grid and Lattice, including Transco, has been accounted for as a merger (pooling of interests) while under US GAAP this transaction is accounted for as an acquisition (purchase accounting) of Lattice, including Transco, by National Grid. In accordance with US GAAP, goodwill arising on the purchase has been capitalised, but is not amortised.

Restructuring – acquisition by National Grid Transco
Under US GAAP certain reorganisation costs relating to an acquired entity are included in liabilities in determining the fair value of net assets acquired. Under UK GAAP such costs are not recognised as liabilities of the acquired entity at the date of acquisition and are treated as post acquisition costs.

Other differences between UK and US GAAP
The Group reviews all long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under UK GAAP, recognition of impairment is determined on the basis of discounted future cash flows attributable to income generating units. Under US GAAP, impairments of long-lived assets are determined in accordance with SFAS 144 ‘Accounting for the impairment or disposal of long-lived assets’ and are recognised on the basis of undiscounted future cash flows and measured on the basis of discounted future cash flows. This difference has no effect on the Group accounts for the three years ended 31 March 2003.

Under UK GAAP, assets in the balance sheet are presented in ascending order of liquidity and the balance sheet is analysed between net assets and shareholders’ funds. Under US GAAP, assets in the balance sheet are presented in descending order of liquidity and the balance sheet is analysed between total assets and liabilities and shareholders’ funds – see note 28.

Back to Contents

Notes to the accounts continued

29.	Principal differences between UK and US accounting principles (continued)
New US Accounting Standards adopted during 2002/03
Transco has adopted either in whole or in part the following US GAAP Statements of Financial Accounting Standards (SFAS) which were issued by the Financial Accounting Standards Board (FASB) during the year:

SFAS 144 ‘Accounting for the Impairment or Disposal of Long Lived Assets’;
SFAS 145 ‘Rescission of FASB statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections’; SFAS 146 ‘Accounting for costs associated with Exit or Disposal Activities’; SFAS 148 ‘Accounting for Stock Based Compensation – Transition and Disclosure – An amendment of FAS No. 123’;
FASB Interpretation (FIN) 45 – Guarantors accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others.

SFAS 144 replaces SFAS 121, but does not fundamentally alter the required accounting for either the recognition and measurement of the impairment of long-lived assets to be held and used or for the measurement of long-lived assets to be disposed of by sale. As a consequence, in this regard the application of this accounting standard has had no impact on the Group. SFAS 144 also supersedes the accounting and reporting provisions of Accounting Principles Board No. 30 (APB 30), principally with regard to the reporting of discontinued operations. The Group accounts have been prepared in accordance with SFAS 144, and the associated accounting and disclosures obligations complied with accordingly.

SFAS 145 amends a number of accounting standards. These provisions have been complied with in the preparation of the Group accounts and have not had any material impact on the results or financial condition of the Group.

SFAS 146 has addressed significant issues relating to the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. These provisions have been complied with in the preparation of the Group accounts and have not had any material impact on the results or financial condition of the Group.

SFAS 148 provides additional transition guidance for those entities that elect to voluntarily adopt the accounting provisions of SFAS 123 ‘Accounting for Stock-Based Compensation’. Prior to the adoption by the Group of SFAS 148, the Group had continued to account for Stock compensation costs in accordance with APB 25. The Group adopted the retroactive restatement method of accounting, resulting in the restatement of the income statement and balance sheet under US GAAP for each period presented.

FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued, and also requires the recording of liabilities at fair value associated with the issuance of any guarantees since 31 December 2002. The disclosure provisions of FIN 45 have been considered in the identification and reporting of obligations in the Group accounts and the measurement provisions have similarly been considered in respect of any guarantees issued since 21 December 2002.

New US Accounting Standards and pronouncements not yet effective
SFAS 143 requires entities to record the fair value of an ‘asset retirement obligation’ arising in the period from legal obligations associated with the disposal of tangible fixed assets. This standard is applicable to the Group with effect from 1 April 2003. The application of this standard is not expected to have any material impact on the results or financial condition of the Group.

On January 17, 2003, the FASB issued Interpretation No. 46, (FIN 46) ‘Consolidation of Variable Interest Entities’ (VIE). Under FIN 46, certain entities labelled ‘Variable Interest Entities’, must be consolidated by the ‘primary beneficiary’ of the entity. The primary beneficiary is generally defined as the party exposed to the majority of the risks and rewards arising from the VIE. For VIEs in which a significant variable interest is held that is not a majority interest, certain disclosures are required. Full implementation of this interpretation to pre-existing entities is required from 1 July 2003; FIN 46 is applicable to any new VIEs with effect from 1 February 2003, but the Company has not entered into any arrangements that meet the definition of VIE since this date.

SFAS 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’ clarifies the circumstances in which a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. In addition, the statement amends the definition of an underlying to conform to language used in FIN 45 ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’, and certain other existing pronouncements. The statement is effective prospectively for contracts entered into or modified, and for hedging relationships designated, after 30 June 2003. The application of this standard is not expected to have a material impact on the results or the financial condition of the Group.

Back to Contents
Five Year Financial Record (unaudited)

Profit and loss account

		12 months ended 31 Mar 2003	15 months ended 31 Mar 2002 Restated	12 months ended 31 Dec 2000 Restated	12 months ended 31 Dec 1999 Restated	12 months ended 31 Dec 1998 Restated
		£m	£m	£m	£m	£m

Turnover, including share of joint ventures		3,037	3,922	2,975	4,671	4,480
Less: share of joint ventures turnover	– discontinued operations	–	–	–	(63)	(6)
Group turnover	– continuing operations	3,037	3,922	2,975	3,058	3,062
Group turnover	– discontinued operations	–	–	–	1,550	1,412
Group turnover		3,037	3,922	2,975	4,608	4,474
Operating costs	– continuing operations	(2,247)	(2,631)	(1,902)	(1,769)	(1,769)
	– discontinued operations	–	–	–	(1,277)	(1,119)
		(2,247)	(2,631)	(1,902)	(3,046)	(2,888)
Operating profit of Group undertakings	– continuing operations	790	1,291	1,073	1,289	1,293
Operating profit of Group undertakings	– discontinued operations	–	–	–	273	293
		790	1,291	1,073	1,562	1,586
Share of joint ventures’ operating profits	– discontinued operations	–	–	–	94	53

Operating profit
– before exceptional items – continuing operations		936	1,391	1,114	1,309	1,293
– before exceptional items – discontinued operations		–	–	–	367	346
– exceptional items – continuing operations		(146)	(100)	(41)	(20)	–

Total operating profit		790	1,291	1,073	1,656	1,639

Non-operating exceptional costs – continuing operations		(8)	–	–	–	–
Profit/(loss) on disposal of fixed asset investments – continuing operations		1	–	4	(669)	45
Profit/(loss) on disposal of tangible fixed assets – continuing operations		(6)	10	(19)	36	101
Share of profit on disposals in joint ventures – discontinued operations		–	–	–	1	4
Net interest		(322)	(418)	(360)	(418)	(405)

Profit on ordinary activities before taxation		455	883	698	606	1,384
Taxation
– excluding exceptional items		(189)	(300)	(228)	(374)	(414)
– exceptional items		41	32	8	–	–

Profit on ordinary activities after taxation		307	615	478	232	970
Minority interest		–	–	–	(14)	(8)

Profit for the period		307	615	478	218	962

Balance sheet

	31 Mar 2003	31 Mar 2002 Restated	31 Dec 2000 Restated	31 Dec 1999 Restated	31 Dec 1998 Restated
	£m	£m	£m	£m	£m

Fixed assets	7,783	7,540	7,121	6,820	11,112
Current assets	2,584	2,578	2,681	2,878	1,620
Creditors: amounts falling due within one year	(2,209)	(1,969)	(2,752)	(2,520)	(3,445)
Net current assets/(liabilities)	375	609	(71)	358	(1,825)

Total assets less current liabilities	8,158	8,149	7,050	7,178	9,287
Creditors: amounts falling due after more than one year	(5,059)	(5,156)	(4,240)	(4,525)	(4,062)
Provisions for liabilities and charges	(1,450)	(1,407)	(1,385)	(1,392)	(2,866)

Net assets	1,649	1,586	1,425	1,261	2,359

Transco shareholders’ funds	1,649	1,586	1,425	1,261	2,225
Minority interest	–	–	–	–	134

Total shareholders’ funds	1,649	1,586	1,425	1,261	2,359

Back to Contents

Five Year Financial Record (unaudited) Cash flow statement

	12 months ended 31 Mar 2003	15 months ended 31 Mar 2002 Restated	12 months ended 31 Dec 2000 Restated	12 months ended 31 Dec 1999 Restated	12 months ended 31 Dec 1998 Restated
	£m	£m	£m	£m	£m

Operating cash inflow before exceptional items	1,454	2,353	1,468	1,562	2,355
Net expenditure relating to exceptional items	(135)	(12)	(4)	(31)	(67)

Net cash inflow from operating activities	1,319	2,341	1,464	1,531	2,288
Dividends from joint ventures and associates	–	–	–	3	2
Net cash outflow from returns on investments and servicing of financing	(309)	(364)	(383)	(381)	(395)
Net cash outflow from taxation	(62)	(240)	(191)	(373)	(527)
Net cash outflow from capital expenditure and financial investment	(605)	(909)	(606)	(828)	(995)
Net cash flow from acquisitions and disposals	1	13	7	(667)	1
Equity dividends paid	(337)	(432)	(400)	(348)	(327)

Net cash inflow/(outflow) before management of liquid resources	7	409	(109)	(1,063)	47
Net cash inflow/(outflow) from management of liquid resources	(4)	55	210	9	336
Net cash inflow/(outflow) from financing activities	20	(493)	(95)	1,093	(395)

Net increase/(decrease) in cash in period	23	(29)	6	39	(12)

Selected US GAAP information

	12 months ended 31 Mar 2003	15 months ended 31 Mar 2002	12 months ended 31 Dec 2000	12 months ended 31 Dec 1999	12 months ended 31 Dec 1998
	£m	£m	£m	£m	£m

Group turnover	3,021	3,992	2,975	4,608	4,474
Net income	588	951	640	230	1,026

	31 Mar 2003 £m	31 Mar 2002 £m	31 Dec 2000 £m	31 Dec 1999 £m	31 Dec 1998 £m

Total assets	20,347	13,207	13,004	12,669	15,737
Equity shareholders’ funds	10,031	4,172	3,672	3,394	4,452

Exchange rate information The following table sets forth for the periods and the dates indicated certain information concerning the Noon Buying Rate expressed in US dollars per £1.00.

	12 months ended 31 Mar 2003	15 months ended 31 Mar 2002	12 months ended 31 Dec 2000	12 months ended 31 Dec 1999	12 months ended 31 Dec 1998

High	1.65	1.48	1.65	1.68	1.72
Low	1.43	1.41	1.40	1.55	1.61
Period end	1.58	1.42	1.50	1.62	1.66
Average*	1.55	1.43	1.51	1.61	1.66

* The average of the Noon Buying Rates on the last business day of each month during the period.

	High ($)	Low ($)

October 2002	1.57	1.54
November 2002	1.59	1.54
December 2002	1.61	1.56
January 2003	1.65	1.60
February 2003	1.65	1.57
March 2003	1.61	1.56
April 2003	1.60	1.55
May 2003	1.65	1.59
June 2003 to 6 June	1.66	1.63

Back to Contents

Glossary of terms

Term used in annual report	US equivalent or brief description
Accounts	Financial statements
Acquisition accounting	Purchase accounting
Allotted	Issued
Associate	Equity investment
Called up share capital	Common stock issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation allowances
Creditors	Accounts payable (or payables)
Debtors	Accounts receivable (or receivables)
Equity shareholders’ funds	Shareholders’ equity
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Freehold land	Land owned
Group accounts	Consolidated financial statements
Interest receivable	Interest income
Interest payable	Interest expense
Joint venture	Equity investment
Net asset value	Book value
Operating profit	Net operating income
Pension scheme	Pension plan
Profit	Income (or earnings)
Profit and loss account (reserve)	Retained earnings
Profit and loss account	Income statement
Profit for the year	Net income
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific accounts payable
Rates	UK property taxes
Reconciliation of movements in equity shareholders’ funds	Statement of changes in stockholders’ equity
Reserves	Stockholders’ equity other than common stock
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributed)
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Turnover	Revenues (or sales)

Back to Contents

Definitions

British Gas Trading
A subsidiary undertaking of Centrica plc.

Company
Transco plc.

Demerger
The demerger of Lattice Group plc from BG Group plc which became effective on 23 October 2000.

Group
Transco and/or its subsidiary undertakings or any of them as the context requires.

GWh
Gigawatt hours. 106 kWh.

HSE
Health and Safety Executive.

kWh
Kilowatt hours.

Lattice or Lattice Group
Lattice Group plc and/or its subsidiary undertakings or any of them as the context requires immediately prior to the completion of the Merger.

Licence
The Gas Transporters Licence treated as granted under section 7 of the Gas Act 1986, as amended, to Transco by which Transco is authorised to transport gas.

LNG
Liquefied natural gas.

m
Million

mcm
Million cubic metres.

Merger
The merger of National Grid and Lattice which became effective on 21 October 2002.

National Grid or National Grid Group
National Grid Group plc and/or its subsidiary undertakings or any of them as the context requires immediately prior to the completion of the Merger.

National Grid Transco
National Grid Transco plc and/or its subsidiary undertakings or any of them as the context requires.

NTS
Transco’s UK national gas transmission system.

Ofgem
The Office of Gas and Electricity Markets which on 16 June 1999 became the new name for the combined Office of Electricity Regulation and Office of Gas Supply.

Pence or p
United Kingdom (UK) currency.

Pound(s) sterling or £
United Kingdom (UK) currency.

SEC
United States Securities and Exchange Commission.

SecondSite Properties
A subsidiary undertaking of National Grid Transco, which prior to the Merger was called Lattice Properties.

Ordinary shares
Ordinary shares of 1 2 /15 pence each in the capital of Transco.

TWh
Terawatt hours. 109 kWh.

Transco
Transco plc and/or its subsidiary undertakings or any of them as the context requires.

US dollars, US$ or $
United States (US) currency.

Back to Contents

Investor Information

Control of registrant
The Company is a wholly owned subsidiary of Transco Holdings plc, which itself is a wholly owned subsidiary of Lattice Group plc. Lattice Group plc is a wholly owned subsidiary undertaking of National Grid Transco plc. National Grid Transco is a public limited company listed on the London Stock Exchange and registered in England and Wales.

The Company’s share capital consists of ordinary shares with a nominal value of 1 2/15 pence each.

There are no arrangements the operation of which may at a subsequent date result in a change of control.

Nature of Trading Market
The Company is the guarantor of $300 million of 6.625% Guaranteed Notes due 2018 (the ‘Notes’). The Notes are listed on the New York Stock Exchange, which is the only trading market for the Notes. The table below sets out, for the periods indicated, the trading history of the Notes on the New York Stock Exchange, showing the high and low sale prices as a percentage of their nominal value from their date of issue:

right to be a holder of, or to vote in respect of the Notes under English law currently in force or in the Company’s Memorandum and Articles of Association.

Memorandum and Articles of Association
The Company is incorporated in England and Wales under Company No. 2006000.

The Memorandum of the Company provides that its principal objects are, among other things, to carry on the business of transporting, supplying, distributing, developing, producing, storing, importing, exporting and dealing in different forms of energy, including natural gases, petroleum and other hydrocarbons, electricity and all other forms of energy, and to construct, lay, operate, maintain, repair and replace pipelines, equipment and facilities ancillary to the operation or use of pipelines. The Memorandum of the Company also provides that its principal objects are to install, operate, use, inspect, maintain, repair or replace meters or other devices for assessing the quantity or quality of supplies of gas and other forms of energy and to do anything which a public gas transporter is empowered to do under the Gas Act of 1986, as amended.

	High (%)	Low (%)

1999	104.59	87.88
2000	91.88	83.83
First quarter	90.78	85.25
Second quarter	91.63	83.83
Third quarter	89.82	85.81
Fourth quarter	91.88	86.86

2001 First quarter	97.65	91.00

2001/02	93.43	87.72
First quarter	96.40	92.90
Second quarter	100.96	93.60
Third quarter	103.39	89.41
Fourth quarter	93.43	87.72

2002/03	93.53	88.66
First quarter	93.53	88.66
Second quarter	101.41	92.22
Third quarter	106.34	94.69
December 2002	99.71	96.89
January 2003	99.15	96.40
February 2003	100.51	98.12
March 2003	110.81	100.44
Fourth quarter	110.81	96.40
April 2003	110.55	108.01
May 2003	116.73	109.45
June 2003 to 4 June 2003	115.23	114.44

Exchange controls and other limitations affecting security holders
There are no UK foreign exchange controls currently in force that restrict the import or export of capital or that affect the remittance of interest or other payments to holders of the Notes who are non-residents of the United Kingdom.

There are no limitations relating to non-residents of the United Kingdom on the	The Articles of Association (Articles) of the Company and applicable English law contain, among others, provisions to the following effect: Directors
	1	General Unless otherwise determined by ordinary resolution of the Company, there must be at least four Directors. A Director need not be a shareholder,

but a Director who is not a shareholder can still attend and speak at shareholders’ meetings.

The Directors can appoint any Director to any other executive office on which they decide. So far as the relevant English law allows, they can decide on the terms of these appointments.

At each annual general meeting any Director who was elected or last re-elected a Director at or before the annual general meeting held in the third calendar year before the current year shall automatically retire from office. A retiring Director is eligible for re-election. Provisions of the relevant English legislation regarding the age limit of Directors do not apply to the Company.

2	Directors’ interests
Unless otherwise provided in the Articles, a Director cannot cast a vote on any contract arrangement or any other kind of proposal in which he knows he has a material interest. For this purpose, interests of a person who is connected with a Director under section 346 of the Companies Act 1985 are added to the interests of the Director himself. Interests purely as a result of an interest in the Company’s shares, debentures or other securities are disregarded. In relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director in addition to any interest which the alternate Director has in his own right. A Director may not be included in the quorum of a meeting in relation to any resolution on which he is not allowed to vote.

3	Borrowing powers
So far as the relevant English law allows, the Directors can exercise all the powers of the Company to (i) borrow money, (ii) issue debentures and other securities and (iii) give any form of guarantee and security for any debt, liability or obligation of the Company or of any third party.

The Directors must limit the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to ensure that the total amount of all borrowings by the Accounting Group (as defined in the Articles) outstanding at any time will not exceed an amount which is equal to 0.7 times the aggregate of (a) the amount paid up on the share capital of the Company and (b) the total of the capital and revenue reserves of the Accounting Group, including, excluding

Back to Contents

and adjusted for certain items, all as shown in the latest audited consolidated balance sheet and profit and loss account of the Accounting Group. This limit may be exceeded if the Company’s consent has been given in advance by an ordinary resolution passed at a general meeting.

Shareholder meetings
There are two types of meetings of shareholders, annual general meetings (AGM) and extraordinary general meetings (EGM). The Company must hold an AGM in each year and not more than 15 months from the previous AGM. The Directors will decide when and where to hold the AGM. Any other general meeting is known as an EGM.

The Directors can decide to call an EGM at any time. In addition, an EGM must be called by the Directors within 21 days in response to a requisition by shareholders under the relevant English law. When an EGM is called, the Directors must decide when and where to hold the EGM. At least 21 clear days’ notice in writing (or, where the relevant legislation permits, by electronic mail) must be given for every AGM and for any other meeting where it is proposed to pass a special resolution or to pass some other resolution of which special notice under the Companies Act 1985 has been given to the Company. For every other general meeting at least 14 clear days’ notice in writing must be given.

There must be a quorum present at every general meeting. Unless provided otherwise in the Articles, a quorum is two people who are entitled to vote. A resolution that is put to the vote at a general meeting will be decided by a show of hands, unless a poll is demanded when, or before, the result of the show of hands is declared by the Chairman.

Transfer of shares
Unless otherwise provided in the Articles or the terms of issue of any shares, any shareholder may transfer any or all of his shares. However, the Directors can refuse to register a transfer (i) in certificated form, if such shares are not fully paid-up or the evidence of entitlements to such shares is missing; (ii) if it is in respect of more than one class of shares; or (iii) if it is in favour of more than four persons jointly. However, if any of those shares have been admitted to the Official List of the London Stock Exchange, the Directors cannot refuse to register a transfer if this would stop dealings in the shares from taking place on an open and proper basis.

If the Directors decide not to register a transfer, they must notify the person to whom the shares were to be transferred within two months. The Directors can decide to suspend the registration of transfers by closing the Register, but the Register cannot be closed for more than 30 days per year.

Share capital
The Company’s authorised share capital is £68,586,392.031 3/15, consisting of 6,051,740,474 ordinary shares of 1 2/15p each.

Shareholders’ rights
1	Voting rights
When a shareholder is entitled to attend a general meeting and vote, he or his authorised representative has only one vote on a show of hands. Where there is a poll, subject to the Articles, a shareholder who is entitled to be present and to vote has one vote for every share which he holds.

To decide who can attend or vote at a general meeting, the notice of the meeting can give a time by which people must be entered on the Register, which must not be more than 48 hours before the meeting. Unless provided otherwise in the Articles, the only people who can attend or vote at general meetings are shareholders who have paid the Company all calls, and all other sums, relating to the shares which are due at the time of the meeting.

2	Restrictions on Shareholders’ rights
If a shareholder has been properly served with a notice under section 212 of the Companies Act 1985 requiring information about interests in shares, and has failed to supply such information within 14 days of the notice, then (subject to the Articles and unless the Directors otherwise decide) the shareholder is not (for so long as the default continues) entitled to vote, or to exercise any other right in relation to a meeting as holder of the shares in relation to which the default occurred (Default Shares).

Where the Default Shares represent 0.25% or more of the existing shares of a class, the Directors can, in their absolute discretion, by notice to the shareholder direct that (i) any dividend or other money which would otherwise be payable on the Default Shares shall be retained by the Company (without any liability to pay interest when the dividend or money is finally paid to the shareholder) and (ii) no transfer of any of the shares held by the shareholder will be registered unless the shareholder is not himself in default as regards supplying the information required and the shareholder proves, to the satisfaction of the Directors, that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

3	Variation of rights
If the Company’s share capital is split into different classes of shares, subject to the relevant English law or the approval of an extraordinary resolution passed at a separate meeting of that class, the special rights which are attached to any of these classes can be varied or abrogated. Alternatively, the holders of at least three-quarters of the existing shares of the class (by nominal value) can give their consent in writing.

Alteration of share capital
The shareholders can by ordinary resolutions (i) increase the Company’s authorised share capital; (ii) consolidate and then divide all or any of the Company’s share capital into shares of a larger nominal amount than the existing shares; (iii) subject to the relevant English law, sub-divide some or all of the Company’s shares into shares which are of a smaller nominal amount than is fixed in the Memorandum; (iv) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others; and (v) cancel any shares which have not been taken, or agreed to be taken, by any person at the date of the resolution and reduce the amount of the Company’s share capital by the amount of the cancelled shares.

The shareholders can, subject to the relevant English law, pass a special resolution to reduce the Company’s authorised share capital in any way or reduce any capital redemption reserve, share premium account or other undistributable reserve in any way.

The Company can, subject to the relevant English law, buy back or agree to buy back in the future, any shares of any class. However, if the Company has existing shares which are admitted to the Official List of the London Stock Exchange and which are convertible into the class of equity shares to be repurchased, then the Company can only buy back equity shares of that class if either the terms of issue of the convertible shares permit the Company to buy back equity shares or the buy-back, or agreement to buy-back, has been approved by an extraordinary resolution passed by such holders.

Dividends
The shareholders can declare final or interim dividends by ordinary resolution. No dividend can exceed the amount recommended by the Directors. No interim dividend shall be paid on shares which

Back to Contents

carry deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

The Directors can recommend the shareholders to pass an ordinary resolution to direct all or part of a dividend to be paid by distributing specific assets. The Directors must give effect to such a resolution.

Any dividend which has not been claimed for twelve years may be forfeited and belong to the Company if the Directors so decide.

Winding up
If the Company is wound up, the liquidator can, with the authority of an extraordinary resolution, divide among the shareholders all or part of the assets of the Company or transfer any part of the assets to trustees on trust for the benefit of the shareholders. No past or present shareholder can be compelled to accept any shares or other property under the Articles which carries a liability.

Rights of foreign shareholders
There are no specific limitations imposed by the relevant English law or the Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities. However, as a consequence of the rights of the UK Secretary of State for Trade and Industry pursuant to the special rights share which he holds in Lattice Group plc, the Articles provide that Transco may not, inter alia, without the prior written consent of its ultimate holding company, create or issue shares other than shares following the issue of which its ultimate holding company directly or indirectly will own the full legal and beneficial interest in, and control, shares in the capital of Transco carrying at least 85% of the voting rights exercisable at general meetings of Transco.

Notification of interest in shares
Section 198 of the Companies Act 1985 requires any shareholder, subject to exceptions, who acquires an interest of 3% or more or, in the case of certain interests, 10% or more in the shares to notify the Company of his interest within two business days following the day on which the obligation to notify arises. After the 3% or 10%, as the case may be, level is exceeded, similar notification must be made in respect of the whole percentage figure increases or decreases.

In addition, section 212 of the Companies Act 1985 enables the Company, by notice in writing, to require a shareholder whom in the Company’s knowledge or reasonable beliefs is, or has been at any time during the three years immediately preceding the notice, interested in shares to indicate whether or not that is the case, and to give such further information as may be required relating to such interest and any other interest in the shares of which such shareholder is aware.

Back to Contents

Cross Reference to Form 20-F

Item			Page
PART 1
1		Identity of Directors, Senior Management and Advisers	n/a

2		Offer Statistics and Expected Timetable	n/a

3		Key Information
	A	Selected Financial Data
		Financial summary	52
		Dividends	31
		Exchange Rates	52
	B	Capitalisation and Indebtedness	n/a
	C	Reasons for the Offer and Use of Proceeds	n/a
	D	Risk Factors	16

4		Information on the Company
	A	History and Development of the Company Overview of Transco	3
		History and development of the business	3
		Incorporation	17
		Operating and Financial Review	8
	B	Business Overview
		Chairman’s Statement	2
		Business Review	3
		Operating and Financial Review	8
	C	Organisational Structure
		Note 26 Ultimate parent company	41
		Note 27 Principal subsidiary undertakings	41
	D	Property, Plant and Equipment
		UK Gas distribution
		Background information	3
		Fixed assets	4
		UK Gas transmission
		Background information	4
		Fixed assets	5

5		Operating and Financial Review and Prospects
	A	Operating Results Operating and Financial Review	8
	B	Liquidity and Capital Resources Liquidity and Capital Resources	10
	C	Research and Development, Patents and Licences, etc. Research and Development	17
	D	Trend Information
		Business Review	3
		Operating and Financial Review	8
		Changes and developments	14
	E	Reserved
	F	Reserved
	G	Reserved

Item			Page
6		Directors, Senior Management and Employees
	A	Directors and Senior Management Board of Directors	7
	B	Compensation
		Note 6 Directors’ emoluments	29
		Note 7 Pensions	29
	C	Board Practices
		Directors’ service contracts	18
	D	Employees
		Note 5 Payroll costs and employees	28
	E	Share Ownership
		Directors’ interests	17
		Employee share ownership	6
		Note 29 Employee share options	48

7		Major Shareholders and Related Party Transactions
	A	Major Shareholders
		Note 20 Share capital	37
	B	Related Party Transactions
		Related party transactions	14
		Note 14 Debtors	32
		Note 15 Creditors	32
		Note 16 Creditors	33
		Note 17 Borrowings	33
		Note 24 Related party transactions	40
	C	Interests of Experts and Counsel	n/a

8		Financial Information
	A	Consolidated Statements and Other Financial Information Directors’ responsibilities for preparing the financial statements	18
		Independent Auditors’ report	19
		Accounting policies	20
		Group profit and loss account	22
		Balance sheets	23
		Group cash flow statement	24
		Notes to the accounts	25
		Dividend policy	n/a
	B	Significant Changes Changes and developments	14

9		The Offer and Listing Details
	A	Offer and Listing Details Market prices	55
	B	Plan of Distribution	n/a
	C	Markets Trading markets for Guaranteed Notes	55
	D	Selling Shareholders	n/a
	E	Dilution	n/a
	F	Expenses of the Issue	n/a

Item			Page
10		Additional Information
	A	Share Capital
		Note 20 Share capital	37
	B	Memorandum and Articles of Association
		Memorandum and Articles of Association	55
	C	Material Contracts
		Material Contracts	n/a
	D	Exchange Controls
		Exchange Controls	n/a
	E	Taxation
		Taxation	n/a
	F	Dividends and Paying Agents	n/a
	G	Statement by Experts	n/a
	H	Documents on Display
		Documents on Display	n/a
	I	Subsidiary Information	n/a

11		Quantitative and Qualitative Disclosures About Market Risk
		Refinancing risk management	11
		Interest rate risk management	12
		Foreign exchange risk management	12
		Counterparty risk management	12

12		Description of Securities Other than Equity Securities
	A	Debt Securities	n/a
	B	Warrants and Rights	n/a
	C	Other Securities	n/a
	D	American Depositary Shares	n/a

PART II
13		Defaults, Dividend Arrearages and Delinquencies
		Defaults, Dividend Arrearages and Delinquencies	n/a

14		Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a

15		Controls and Procedures
		Evaluation of disclosure controls and procedures	18

16		Reserved

PART III
17		Financial Statements
See Item 18

18		Financial Statements
		Directors’ responsibilities for preparing the financial statements	18
		Independent Auditors’ Report	19
		Accounting policies	20
		Group profit and loss account	22
		Balance sheets	23
		Group cash flow statement	24
		Notes to the accounts	25

19		Exhibits
		Exhibits	n/a

Back to Contents

Back to Contents

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRANSCO PLC

	By:	/s/ Colin Buck

Colin Buck
Date: June 25, 2003		Finance Director

Back to Contents

CERTIFICATIONS

      I, Steven Holliday, certify that:

      1. I have reviewed this annual report on Form 20-F of Transco plc;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003	/s/ Steven Holliday

Steven Holliday
Chief Executive

Back to Contents

      I, Colin Buck, certify that:

      1. I have reviewed this annual report on Form 20-F of Transco plc;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003	/s/ Colin Buck

Colin Buck
Finance Director

Back to Contents

Exhibit Index

Exhibit	Description
1	Memorandum and Articles of Association of Transco plc (Exhibits 1.1 and 1.2 to Transco Form 20-F dated June 5, 2002 File No. 1-14826)	Incorporated by reference
2(a)	Indenture dated March 15, 1988 (Exhibit 4.1 to Amendment No 1 to Transco Registration Statement on Form F-2 dated March 16, 1988 File No. 33-020435)	Incorporated by reference
4(c)(i)	National Grid Executive Share Option Plan 2002 (Exhibit 4(c) to National Grid Group Form 20-F dated June 21, 2002 File No. 1-14958)	Incorporated by reference
4(c)(ii)	National Grid Group Share Matching Plan 2002 (Exhibit 4(c) to National Grid Group Form 20-F dated June 21, 2002 File No, 1-14958)	Incorporated by reference
4(c)(iii)	National Grid Transco Performance Share Plan 2002 (Exhibit 4(c)(iii) to National Grid Transco Form 20-F dated June 11, 2003 File No, 1-14958)	Incorporated by reference
4(c)(iv)	National Grid Executive Share Option Plan 2000 (Exhibit 4C to National Grid Group S-8 dated July 26, 2001 File No. 333-65968)	Incorporated by reference
4(c)(v)	National Grid Executive Share Option Scheme (Exhibit 4D to National Grid Group S-8 dated 26 July 2001 File No. 333-65968)	Incorporated by reference
4(c)(vi)	Lattice Long Term Incentive Scheme (Exhibit 4(c)(vi) to National Grid Transco Form 20-F dated June 11, 2003 File No. 1-14958)	Incorporated by reference
8	List of Subsidiaries	Filed herewith
12(a)	Certifications pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith